     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2000

                                                      REGISTRATION NO. 333-30916
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                 RADVISION LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 ISRAEL                                     3576                                 NOT APPLICABLE
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                           --------------------------

                            24 RAOUL WALLENBERG ST.
                             TEL AVIV 69719, ISRAEL
                                 972-3-645-5220
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                RADVISION, INC.
                              575 CORPORATE DRIVE
                            MAHWAH, NEW JERSEY 07430
                                  201-529-4300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                           --------------------------

                                   COPIES TO:

      DAVID P. STONE, ESQ.                                              BRIAN B. MARGOLIS, ESQ.
   WEIL, GOTSHAL & MANGES LLP                                       BROBECK, PHLEGER & HARRISON LLP
        767 FIFTH AVENUE                                                     1633 BROADWAY
       NEW YORK, NY 10153                                                  NEW YORK, NY 10019
          212-310-8000                   YAEL LANGER, ADV.                    212-581-1600
    FACSIMILE: 212-310-8007                RADVISION LTD.               FACSIMILE: 212-586-7878
                                     24 RAOUL WALLENBERG STREET
        ODED ERAN, ADV.                TEL AVIV 69719, ISRAEL              DAN SHAMGAR, ADV.
  ASHOK J. CHANDRASEKHAR, ADV.             972-3-645-5292            MEITAR, LIQUORNIK, GEVA & CO.
   GOLDFARB, LEVY, ERAN & CO.        FACSIMILE: 972-3-649-8248         16 ABBA HILLEL SILVER ROAD
      2 IBN GVIROL STREET                                               RAMAT GAN 52506, ISRAEL
     TEL AVIV 64077, ISRAEL                                                  972-3-610-3100
         972-3-608-9999                                                FACSIMILE: 972-3-610-3111
   FACSIMILE: 972-3-608-9909

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM
                                                                     OFFERING PRICE      PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                AMOUNT TO BE         PER ORDINARY      AGGREGATE OFFERING        AMOUNT OF
        SECURITIES TO BE REGISTERED              REGISTERED(1)          SHARE(2)             PRICE(2)         REGISTRATION FEE
ORDINARY SHARES, NIS 0.1 PER SHARE..........       4,370,000             $20.00             $87,400,000          $23,074(3)


(1) Includes 570,000 Ordinary Shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee.


(3) Of this amount, $14,998 was previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 10, 2000
PROSPECTUS


                                3,800,000 SHARES

                                     [LOGO]

                                ORDINARY SHARES

          ------------------------------------------------------------

This is our initial public offering of ordinary shares. We are offering 3,800,000 ordinary shares. No public market currently exists for our ordinary shares.


We propose to list the ordinary shares on the Nasdaq National Market under the symbol RVSN. We anticipate the public offering price to be between $18.00 and $20.00 per ordinary share.


INVESTING IN THE ORDINARY SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 4.

                                                              Per Share       Total
                                                              ----------   -----------
Public Offering Price.......................................  $            $
Underwriting Discount.......................................  $            $
Proceeds to RADVision.......................................  $            $

We have granted the underwriters the right to purchase up to 570,000 additional ordinary shares within 30 days to cover over-allotments.


Upon the sale of the ordinary shares in the initial public offering, we and some of our existing shareholders will sell an additional 1,625,228 ordinary shares to Siemens and an additional 1,000,000 ordinary shares to Samsung in a concurrent private placement at $17.00 per ordinary share.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ISRAEL SECURITIES AUTHORITY HAS GRANTED US AN EXEMPTION FROM ISRAEL'S PROSPECTUS DELIVERY REQUIREMENTS APPLICABLE TO THIS OFFERING. YOU SHOULD NOT INTERPRET THAT EXEMPTION AS ENDORSING THE MATTERS CONTAINED IN THIS PROSPECTUS OR AS AN APPROVAL OF THEIR RELIABILITY OR ADEQUACY, NOR SHOULD YOU INTERPRET THAT EXEMPTION AS AN EXPRESSION OF OPINION CONCERNING THE QUALITY OF THE SECURITIES OFFERED BY THIS PROSPECTUS.

Lehman Brothers, on behalf of the underwriters, expects to deliver the ordinary
shares to purchasers on or about          , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

             SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                                         FIDELITY CAPITAL MARKETS
                           A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION

                , 2000

               [Picture of packet network depicting deployment of
                       RADVision products and technology]

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................      1
Risk Factors..........................      4
Forward-Looking Statements............     13
Note to Investors.....................     13
Private Placement.....................     14
Use Of Proceeds.......................     14
Dividend Policy.......................     14
Capitalization........................     15
Dilution..............................     16
Selected Consolidated Financial
  Data................................     17
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................     18
Business..............................     30
Management............................     45

                                          PAGE
                                          ----
Principal Shareholders................     55
Related Party Transactions............     57
Shares Eligible For Future Sale.......     61
Description Of Share Capital..........     63
Conditions In Israel..................     66
Taxation And Government Programs......     68
Underwriting..........................     77
Legal Matters.........................     80
Experts...............................     80
Enforceability Of Civil Liabilities...     80
Where You Can Find Additional
  Information.........................     81
Index To Consolidated Financial
  Statements..........................    F-1

    Until           , 2000, 25 days after the date of this prospectus, all
dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and when selling their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN THIS PROSPECTUS. BEFORE YOU DECIDE TO INVEST IN OUR ORDINARY SHARES, YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS.

                                   RADVISION

    We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. We have over 250 customers including Alcatel, Bosch, Cisco Systems, Madge Networks, Nippon Telegraph & Telephone, Nortel Networks, Philips Electronics, Shanghai Bell, Siemens and 3Com. Our products and technology are used by our customers to develop systems that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks.

    The use of packet networks for real-time voice, video and data communications is expected to grow dramatically. This anticipated growth is due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communications over these networks. ICM Global Intelligence, a market research firm, forecasts that revenues for network equipment associated with voice-over-IP, or IP telephony, will grow from $477 million in 1999 to $7.1 billion in 2004. Perey Research & Consulting, an industry consulting firm, forecasts revenues for network equipment associated with IP video communications to grow from $22 million in 1999 to more than $643 million in 2003.

    We are one of the few companies to offer customers IP communications products and technology that support both real-time voice and video as well as voice-only packet-based communications. Our products and technology consist of:

    - RADVision gateways, which interface between traditional telephone networks and IP networks;

    - RADVision gatekeepers, which control, manage and monitor real-time voice, video and data traffic over packet networks;

    - RADVision IP conferencing bridges, which enable voice and multimedia conferencing over packet networks among three or more participants; and

    - RADVision software development kits, which provide the core technology necessary to build interoperable, standards-compliant products, applications and services for real-time voice and video communication over packet networks.

    We believe that we have established ourselves as a technology leader in providing enabling technology and products for a broad range of standards-based IP communications products and services. Our goal is to continue to be the leading provider of innovative products and technology for real-time IP communications. Our customers rely on our accumulated expertise with IP communications standards and technology to significantly reduce their development cycle and improve their time to market in the rapidly growing market for IP-based voice and video communication. Our customers can deploy our products as a complete network solution for real-time IP communications, integrate our products into their own IP communications systems, or use our technology to build their own standards-compliant IP communications products, systems and applications for enterprises and service providers.

    We were incorporated under the laws of the State of Israel in 1992 and began operations in October 1992. Our principal executive offices are located at 24 Raoul Wallenberg St., Tel Aviv 69719, Israel and our telephone number is 011-972-3-645-5220.

                                  THE OFFERING



Ordinary shares offered in this offering.....  3,800,000 shares

Private placement

  Ordinary shares offered by us to Siemens...  365,767 shares

  Ordinary shares offered by us to Samsung...  225,055 shares

Ordinary shares to be outstanding after this
  offering and the private placement.........  18,028,596 shares

Use of proceeds..............................  We expect to use the net proceeds from this offering to finance the continued growth of
                                               our business and for general corporate
                                               purposes.

Proposed Nasdaq National Market symbol.......  RVSN


    The number of ordinary shares referred to in the preceding table to be outstanding after this offering excludes:


    - 3,048,873 shares issuable upon the exercise of outstanding options under our share option plans; and


    - up to 61,900 additional ordinary shares reserved for issuance under our share option plans.

                               PRIVATE PLACEMENT


    Concurrently with this offering, Samsung Electro-Mechanics Co. Ltd. and Samsung Venture Investment Corporation, members of the Samsung group, and Siemens Aktiengesellschaft have agreed to purchase an aggregate of 2,625,228 of our ordinary shares at $17.00 per ordinary share in a private placement. Of the 2,625,228 ordinary shares, we will sell 590,822 ordinary shares in the private placement and the remaining 2,034,406 ordinary shares will be sold by some of our existing shareholders, including our chairman of the board, our chief executive officer and some of our other directors.


                             ABOUT THIS PROSPECTUS

    Unless otherwise indicated, all information contained in this prospectus:


    - gives effect to the sale of an aggregate of 590,822 ordinary shares by us to Siemens and Samsung in a private placement concurrent with this offering at $17.00 per ordinary share to be effected immediately after the closing of this offering;


    - assumes no exercise of the underwriters' option to purchase from us up to 570,000 additional ordinary shares to cover over-allotments;

    - reflects the conversion of all our preferred shares into ordinary shares on a 1-to-1 basis before the share recapitalization referred to below;

    - reflects the conversion of 2,770 ordinary shares into deferred shares before the share dividend referred to below;


    - assumes an initial offering price of $19.00 per ordinary share, the midpoint of the estimated initial public offering price range; and


    - reflects a 211-for-1 share recapitalization of our ordinary shares, following the conversion of our preferred shares into ordinary shares, as the result of a share split and share dividend that will be effected before this offering.
                            ------------------------

    We have a registered trademark for RADVision-Registered Trademark-. All other trademarks and trade names appearing in this prospectus are owned by their holders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                      YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                          1995       1996       1997       1998       1999
                                                        --------   --------   --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $   871    $ 1,491    $ 4,899    $ 8,894    $17,550
Gross profit..........................................      301        721      3,689      7,482     14,697
Operating loss........................................   (1,497)    (2,067)    (1,062)      (852)    (2,801)
Net loss..............................................   (1,499)    (2,025)    (1,056)      (829)    (2,696)
Basic and diluted net loss per ordinary share.........  $ (0.21)   $ (0.21)   $ (0.10)   $ (0.08)   $ (0.26)
Weighted average number of ordinary shares used in
  computing basic and diluted net loss per ordinary
  share...............................................    7,217      9,499     10,234     10,492     10,538
Pro forma basic and diluted net loss per ordinary
  share...............................................                                              $ (0.20)
Weighted average number of ordinary shares used in
  computing pro forma basic and diluted net loss per
  ordinary share......................................                                               13,496


                                                               AS OF DECEMBER 31, 1999
                                                              --------------------------
                                                                              PRO FORMA
                                                               ACTUAL        AS ADJUSTED
                                                              ---------      -----------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 2,605         $77,857
Working capital.............................................       814          76,066
Total assets................................................    13,261          88,513
Total bank debt, net of current maturities..................        67              67
Total shareholders' equity..................................     3,481          78,734


    Pro forma basic and diluted net loss per ordinary share gives effect to the conversion of all outstanding preferred shares into ordinary shares, which will take place before the completion of this offering.

    The pro forma as adjusted information included above in the consolidated balance sheet data gives effect to:

    - the conversion of our preferred shares;


    - the issuance of 52,750 ordinary shares upon the exercise of options after December 31, 1999 and the receipt of $62,500 in proceeds from the option exercise;


    - this offering of our ordinary shares; and


    - the private placement by us of 590,822 ordinary shares to Siemens and Samsung at $17.00 per ordinary share.

                                  RISK FACTORS

    INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. BEFORE PURCHASING OUR ORDINARY SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS. OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE MATERIALLY AND ADVERSELY AFFECTED DUE TO ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR ORDINARY SHARES COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND WE CANNOT ASSURE YOU THAT WE WILL OPERATE PROFITABLY IN THE FUTURE.

    We incurred significant losses in every fiscal year from our inception and we may continue to incur losses in the future. We reported net losses of $829,000 and $2,696,000 for 1998 and 1999. As of December 31, 1999, our
accumulated deficit was $9,277,000. We cannot assure you that we will operate profitably in the future.

OUR QUARTERLY FINANCIAL PERFORMANCE IS LIKELY TO VARY SIGNIFICANTLY IN THE FUTURE. OUR REVENUES AND OPERATING RESULTS IN ANY QUARTER MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE AND IT MAY BE DIFFICULT FOR INVESTORS TO EVALUATE OUR PROSPECTS.

    Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any given quarter. Because these orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. In addition, some of our products have lengthy sales cycles. For example, it typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. We also have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter. Because of these factors, our revenues and operating results in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for investors to evaluate our prospects.

UNLESS OUR REVENUES GROW IN EXCESS OF OUR INCREASING EXPENSES, WE WILL NOT BE PROFITABLE.

    We expect that our operating expenses will increase significantly in the future, both to finance the planned expansion of our sales and marketing and research and development activities and to fund the anticipated growth in our revenues. However, our revenues may not grow apace or even continue at their current level. If our revenues do not increase as anticipated or if expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

IF THE USE OF PACKET-BASED NETWORKS AS A MEDIUM FOR REAL-TIME VOICE, VIDEO AND DATA COMMUNICATIONS DOES NOT CONTINUE TO GROW, THE DEMAND FOR OUR PRODUCTS AND TECHNOLOGY WILL SLOW AND OUR REVENUES WILL DECLINE.

    Our future success depends on the growth in the use of packet-based networks, including the Internet and other IP networks, as a medium for real-time voice, video and data communications. If the use of packet-based networks does not expand, the demand for our products and technology will slow and our revenues will decline. Market acceptance of packet-based networks as a viable alternative to circuit-switched networks for the transmission of real-time voice and video communications is not proven and may be inhibited by concerns about quality of service and potentially inadequate development of the necessary infrastructure.

WE MUST DEVELOP NEW PRODUCTS AND TECHNOLOGY AND ENHANCEMENTS TO EXISTING PRODUCTS AND TECHNOLOGY TO REMAIN COMPETITIVE. IF WE FAIL TO DO SO, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS AND OUR REVENUES MAY DECLINE.

    The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to:

    - timely identify new market trends; and

    - develop, introduce and support new and enhanced products and technology on a successful and timely basis.

    If we fail to develop and deploy new products and technology or product and technology enhancements on a successful and timely basis, we may lose market share to our competitors and our revenues may decline.

    We are currently developing new products and technology and enhancements to our existing products and technology. For example, we are currently developing technology in the form of a software development kit designed to be compatible with the new Media Gateway Control Protocol industry standard, commonly referred to as MGCP, a standard complementary to the H.323 standard designed for larger networks, as well as a gatekeeper software development kit designed for telecommunications carriers. We expect to commercially introduce these software development kits in 2000. We may not be successful in developing or introducing to the market these or any other new products or technology.

INDUSTRY STANDARDS OTHER THAN THOSE WITH WHICH OUR PRODUCTS AND TECHNOLOGY COMPLY MAY ATTAIN GREATER ACCEPTANCE THAN THE STANDARDS WITH WHICH OUR PRODUCTS AND TECHNOLOGY COMPLY. IF ONE OR MORE ALTERNATIVE STANDARDS WERE TO GAIN GENERAL ACCEPTANCE, SALES OF OUR PRODUCTS MIGHT SUFFER.

    Currently, all of our revenues are derived from the sale of products and technology which comply with the H.323 industry standard for real-time voice, video and data communications over packet networks. If one or more alternative standards, including, for example, Session Initiation Protocol, commonly referred to as SIP, were to gain general acceptance, our sales of H.323-compliant products and our anticipated sales of MGCP-compliant products might suffer. Because of our concentration on developing H.323 and MGCP-compliant products and technology, we might be at a disadvantage in developing and marketing products and technology compliant with alternative standards and our revenues might decline if alternative standards were to gain general acceptance. In addition, we intend to invest substantial resources to develop new products and technology to address industry standards that we expect to be adopted and to address markets which we expect to develop. If these expectations ultimately prove to be incorrect, our investments may be of little or no value, even if we are successful in developing the new products or technology.

COMPETITION IN THE MARKETS FOR OUR PRODUCTS AND TECHNOLOGY IS INTENSE. WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN THESE MARKETS AND WE MAY LOSE MARKET SHARE TO OUR COMPETITORS.

    The markets for our products and technology are highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and we may lose market share to our competitors. The principal competitors in the market for our products currently include Ezenia!, formerly known as Video-Server, White Pine Software and the in-house developers employed by manufacturers of telecommunications equipment and systems. Other companies, including Accord Networks, have announced products that may compete with our products. The principal competitors in the market for our technology, primarily sold in the form of software development kits, currently include DataBeam, a subsidiary of Lotus/IBM; DynamicSoft; Elemedia, a subsidiary of

Lucent; and Trillium Digital Systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.

OUR SOFTWARE DEVELOPMENT KIT REVENUES WILL DECREASE IF OUR CUSTOMERS CHOOSE TO USE SOURCE CODE WHICH IS AVAILABLE FOR FREE.

    Both Vovida Networks, Inc. and OpenH323 offer H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

MOST OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO. THIS MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY WITH THEM AND DISCOURAGE CUSTOMERS FROM PURCHASING OUR PRODUCTS AND TECHNOLOGY.

    Most of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also:

    - benefit from greater economies of scale;

    - offer more aggressive pricing; or

    - devote greater resources to the promotion of their products.

    Any of these advantages may discourage customers from purchasing our products and technology. If we are unable to compete successfully against our existing or potential competitors, our revenues and margins will decline.

OUR AGREEMENTS WITH OUR CUSTOMERS DO NOT HAVE MINIMUM PURCHASE REQUIREMENTS. IF OUR CUSTOMERS DECREASE OR CEASE PURCHASING OUR PRODUCTS AND TECHNOLOGY, OUR REVENUES WILL DECLINE.

    Our agreements with our customers do not have minimum purchase requirements nor do they require our customers to purchase any products from us. If any or all of our customers cease to purchase or reduce their purchases of our products and technology at any time, our revenues will decline. We cannot assure you that our customers will not choose to independently develop for themselves, or purchase from others, products and technology similar to our products and technology. Moreover, if our customers do not successfully market and sell the systems and products into which they incorporate our products and technology, the demand of these customers for our products and technology will decline. Our customers' sales of systems and products containing our products and technology may be adversely affected by circumstances over which we have no control and over which our customers may have little, if any, control.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS. IF THESE SUPPLIERS DELAY OR DISCONTINUE MANUFACTURE OF THESE COMPONENTS, WE MAY EXPERIENCE DELAYS IN SHIPMENTS, INCREASED COSTS AND CANCELLATION OF ORDERS FOR OUR PRODUCTS.

    We currently obtain key components used in the manufacture of our products from a single supplier or from a limited number of suppliers. We do not have long-term supply contracts with our suppliers. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we would have to modify our products to use a substitute component, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

    Recently, we have experienced shortages in the supply of flash memory components that we integrate into our gateway and IP conferencing bridges as a result of an earthquake in Taiwan, the location of the manufacturer who supplies our principal supplier of flash memory components. We cannot assure you that we will be able to obtain sufficient supplies of flash memory components in a timely manner or at all. If we cannot obtain sufficient supplies of these components, the shipment of our products may be delayed and we may lose customers. Even if sufficient supplies are available, we cannot assure you that these supplies will be available to us on favorable terms.

WE INTEND TO MANUFACTURE AND MAINTAIN AN INVENTORY OF CUSTOMIZED PRODUCTS FOR SOME CUSTOMERS WHO WILL HAVE NO OBLIGATION TO PURCHASE THESE PRODUCTS. IF THESE CUSTOMERS FAIL TO PURCHASE THESE PRODUCTS, OUR FINANCIAL RESULTS MAY BE HARMED.

    To satisfy the timing requirements of some of our larger customers, we intend to manufacture and maintain an inventory of some of our products that we will customize to the specifications of these customers. The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers. These customers will have no obligation to purchase the inventoried products at any time. If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and we may be unable to find other purchasers. In either case, the value of the products may be materially diminished which may have a negative impact on our financial results.

UNDETECTED ERRORS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET ACCEPTANCE OF OUR PRODUCTS AND TECHNOLOGY.

    Our products and technology have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. Our customers integrate our products and technology into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products or technology have been incorporated, it may be difficult to identify the cause of the problem. Regardless of the source of these errors, we must divert the attention of our engineering personnel from our research and development efforts to address the errors. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

WE RELY ON THIRD PARTY TECHNOLOGY LICENSES. IF WE ARE UNABLE TO CONTINUE TO LICENSE THIS TECHNOLOGY ON REASONABLE TERMS, WE MAY FACE DELAYS IN RELEASES OF OUR PRODUCTS AND MAY BE REQUIRED TO REDUCE THE FUNCTIONALITY OF OUR PRODUCTS DERIVED FROM THIS TECHNOLOGY.

    We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

THIRD PARTIES MAY INFRINGE UPON OR MISAPPROPRIATE OUR INTELLECTUAL PROPERTY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY AND NEGATIVELY AFFECT OUR PROFITABILITY.

    Our success depends upon the protection of our technology, trade secrets and trademarks. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States. Failure to adequately protect or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD INCREASE OUR COSTS AND NEGATIVELY AFFECT OUR PROFITABILITY.

    Third parties may assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. For example, in 1998, Lucent alleged that some products manufactured by us infringed specified Lucent patents. See "Business--Legal Proceedings." Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.

OUR GROWTH WILL CONTINUE TO PLACE A SIGNIFICANT STRAIN ON OUR RESOURCES AND MUST BE MANAGED EFFECTIVELY. IF WE ARE UNABLE TO MANAGE OUR EXPANDING OPERATIONS EFFECTIVELY, OUR REVENUES MAY NOT INCREASE, OUR COST OF OPERATIONS MAY RISE AND WE MAY REMAIN UNPROFITABLE.

    Because of the growth in our revenues, we are actively expanding our operations. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable. From January 1, 1998 through December 31, 1999, the number of our employees increased from 42 to 192. This growth has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We cannot assure you that:

    - we have made adequate allowance for the costs and risks associated with this expansion; or

    - our systems, procedures or controls will be adequate to support our expanding operations.

    Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to forecast sales demand accurately, manage our product inventory and record and report financial and management information on a timely and accurate basis.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR SENIOR MANAGERS, INCLUDING OUR CHIEF FINANCIAL OFFICER WHO RECENTLY JOINED US, DO NOT WORK TOGETHER EFFECTIVELY AS A TEAM.

    Our chief financial officer joined us in November 1999 and has not previously worked with us. If our senior managers do not work together effectively as a team to successfully manage our growth, our business could be adversely affected.

WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT, PARTICULARLY AMI AMIR, OUR CO-FOUNDER AND CHIEF EXECUTIVE OFFICER. ANY LOSS OF THE SERVICES OF OUR SENIOR MANAGEMENT WOULD NEGATIVELY AFFECT OUR BUSINESS.

    Our future success depends to a large extent on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Ami Amir, our co-founder and chief executive officer. We do not carry key-man life insurance for any of our senior management. Any loss of the services of Mr. Amir, other members of senior management or other key personnel would negatively affect our business.

OUR FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM OUR BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

    Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. We intend to increase substantially the number of our employees who perform these functions. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

OUR NON-COMPETITION AGREEMENTS WITH OUR EMPLOYEES MAY NOT BE ENFORCEABLE. IF ANY OF THESE EMPLOYEES LEAVES US AND JOINS A COMPETITOR, OUR COMPETITOR COULD BENEFIT FROM THE EXPERTISE OUR FORMER EMPLOYEE GAINED WHILE WORKING FOR US.

    We currently have non-competition agreements with all of our employees in Israel. These agreements prohibit our employees, if they cease to work for us, from directly competing with us or working for our competitors. Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements. If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us. In addition, we do not have non-competition agreements with our employees outside of Israel.

GOVERNMENT REGULATION COULD DELAY OR PREVENT PRODUCT OFFERINGS, RESULTING IN DECREASED REVENUES.

    Our products are designed to operate with local telephone systems throughout the world and therefore must comply with the regulations of the Federal Communications Commission and other regulations affecting the transmission of voice, video and data over telecommunications and other media. Each time we introduce a new product, we are required to obtain regulatory approval in the countries in which it is offered. In addition, we must periodically obtain renewals of the regulatory approvals for the use of our products in countries where we have already obtained approval. We cannot assure you that regulatory approval for our current products will be renewed or that regulatory approval for future products will be obtained. If we do not obtain the necessary approvals and renewals, we may be required to delay the sales of our products in those countries until approval for use is granted or renewed. This could result in decreased revenues.

RISKS RELATING TO THIS OFFERING

MESSRS. YEHUDA AND ZOHAR ZISAPEL WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL, WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL.


    After this offering, Messrs. Yehuda and Zohar Zisapel, who are brothers, will beneficially own, directly or through entities they control, approximately 25.0% of the ordinary shares then outstanding. In addition, concurrent with the private placement, Messrs. Yehuda and Zohar Zisapel, Ami Amir, Siemens and some of our other existing shareholders, who will collectively own approximately 47.7% of the ordinary shares after this offering and the private placement, have agreed to enter into a voting agreement under which they will act together in the nomination and election of directors. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management.



A TOTAL OF 14,228,596, OR 78.9%, OF OUR OUTSTANDING ORDINARY SHARES FOLLOWING THIS OFFERING AND THE CONCURRENT PRIVATE PLACEMENT ARE RESTRICTED FROM IMMEDIATE RESALE, BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.



    After this offering and the concurrent private placement, we will have 18,028,596 ordinary shares outstanding. This includes the 3,800,000 ordinary shares we are selling in this offering, which may be resold in the public market immediately after this offering. The remaining 14,228,596 ordinary shares, representing approximately 78.9% of our total outstanding ordinary shares following this offering, will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.



 NUMBER OF SHARES/
PERCENTAGE OF TOTAL
    OUTSTANDING            DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
-------------------   ------------------------------------------------------------
     569,334 / 3.1%   90 days after the date of this prospectus due to the
                      requirements of the U.S. securities laws.
 10,875,784 / 60.3%   180 days after the date of this prospectus, due to an
                      agreement these shareholders have with the underwriters.
                      However, the underwriters may waive this restriction and
                      allow these shareholders to sell their shares at any time.
  2,625,228 / 14.6%   270 days after the date of this prospectus, due to an
                      agreement these shareholders will enter into with us in
                      connection with the private placement.
     158,250 / 0.9%   More than 270 days after the date of this prospectus due to the requirements of the U.S. securities laws.


OUR MANAGEMENT WILL HAVE BROAD DISCRETION CONCERNING THE USE OF THE PROCEEDS OF THIS OFFERING, AND IF THE PROCEEDS ARE NOT APPLIED EFFECTIVELY, OUR RESULTS OF OPERATIONS MAY SUFFER.

    Our management will have broad discretion concerning the use of the proceeds of this offering. Investors will be relying on the judgment of management for the application of the proceeds of this offering. The results and the effectiveness of the application of the proceeds are uncertain and if the proceeds are not applied effectively, our results of operations may suffer.

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE FROM THE PRICE YOU PAY FOR ANY ORDINARY SHARES YOU PURCHASE IN THIS OFFERING.


    The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per ordinary share of the outstanding ordinary shares immediately after this offering. Assuming an initial public offering price of $19.00 per ordinary share, you will incur immediate dilution of $14.63 in the net tangible book value per ordinary share from the price you pay for any ordinary shares you purchase in this offering.


IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES, INCLUDING HIGHER TAX RATES AND POTENTIALLY PUNITIVE INTEREST CHARGES ON THE PROCEEDS OF SHARE SALES.

    Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares be treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. For purposes of determining if we are a passive foreign investment company, the proceeds of this offering will constitute a passive asset and the income generated by the proceeds will, until we employ it in the course of our business, constitute passive income. Therefore, the timeliness of our use of the proceeds of this offering may affect our status as a passive foreign investment company.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS, WHICH COULD DECREASE OUR REVENUES.

    We are incorporated under Israeli law and our principal offices, our manufacturing facilities and our research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

BECAUSE ALL OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS OR ARE LINKED TO THE U.S. DOLLAR WHILE A PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS, OUR RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

    All of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1997 and 1998, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation, a reversal from prior years. However, in 1999, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES RESTRICT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS THAT WE MAY FAIL TO SATISFY. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED.

    We currently receive grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, commonly referred to as the Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel. In 1998 and 1999, we received grants from the Chief Scientist totaling approximately $1.1 million and $1.1 million, representing 26.0% and 14.3% of our total research and development expenditures in these periods. The terms of the Chief Scientist grants restrict our ability to manufacture products, or transfer technologies, developed using Chief Scientist grants outside of Israel. This restriction may impair our ability to enter into original equipment manufacturer agreements or similar arrangements for those products or technologies. In the past, we obtained approvals from the Chief Scientist for the licensing of source code of some of our products and we expect that similar approvals will be required in the future. We cannot assure you that the approvals of the Chief Scientist will be obtained on terms that are acceptable to us. In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, we may be required to refund any payments previously received, together with interest and penalties.

THE TAX BENEFITS THAT WE CURRENTLY RECEIVE FROM OUR APPROVED ENTERPRISE PROGRAMS REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO PAY ADDITIONAL TAXES AND WOULD LIKELY BE DENIED THESE BENEFITS IN THE FUTURE.

    The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from these approved enterprise programs commencing when we begin to generate net income from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

THE TAX BENEFITS AVAILABLE TO APPROVED ENTERPRISE PROGRAMS MAY BE REDUCED OR ELIMINATED IN THE FUTURE. THIS WOULD LIKELY INCREASE OUR TAXES.

    From time to time, the government of Israel has discussed reducing or eliminating the benefits available to approved enterprise programs. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, our taxes would likely increase.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND THE ISRAELI EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS AND THESE EXPERTS.

    We are incorporated in Israel. Substantially all of our executive officers and directors and the Israeli experts named in this prospectus are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that address our strategy; the anticipated development of our products and technology; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; the market acceptance of our products and technology; and our technological advancement. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally, including the section of this prospectus entitled "Business--Industry Background" which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

    In addition, statements that use the terms believe, do not believe, expect, plan, intend, estimate, anticipate and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

                               NOTE TO INVESTORS

    Investors may rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

                               PRIVATE PLACEMENT


    Siemens and Samsung have agreed to purchase in a private placement concurrently with this offering an aggregate of 2,625,228 ordinary shares from us and some of our existing shareholders, including our chairman of the board, our chief executive officer and some of our other directors. Each shareholder participating in the private placement will sell approximately 19.3% of its holdings. The price per share in the private placement will be equal to the initial public offering price, net of the underwriting discount, up to a maximum of $17.00 per share. Siemens and Samsung have represented that they will be purchasing our ordinary shares for investment and not with a view to resale, and have agreed to a 270-day lock-up following the closing of this offering. Based on an assumed initial public offering price of $19.00 per share, the price per share in the private placement will be $17.00. The number of shares they will purchase from us and our existing shareholders and the aggregate purchase price they will pay to us and our existing shareholders are as follows:



                                       NUMBER OF ORDINARY SHARES            AGGREGATE PURCHASE PRICE
                                   ---------------------------------   ----------------------------------
                       PRICE PER   PURCHASED    PURCHASED FROM OUR                   PAID TO OUR EXISTING
                         SHARE      FROM US    EXISTING SHAREHOLDERS   PAID TO US        SHAREHOLDERS
                       ---------   ---------   ---------------------   -----------   --------------------
Siemens..............   $17.00      365,767          1,259,461         $ 6,218,039        $21,410,837
Samsung..............    17.00      225,055            774,945           3,825,935         13,174,065
                                    -------          ---------         -----------        -----------
                                    590,822          2,034,406         $10,043,974        $34,584,902
                                    =======          =========         ===========        ===========


    Concurrent with Siemen's investment in us, we will enter into a licensing agreement with Siemens to license our technology to Siemens worldwide. In addition, we have entered into a letter of intent with Samsung to jointly develop voice over IP products and solutions. We believe that the private placement and the associated business agreements will enhance our ongoing relationships with these key strategic customers and will help us sustain our market leadership position.

                                USE OF PROCEEDS


    We estimate that we will receive net proceeds of approximately $75.2 million from:


    - the sale by us of 3,800,000 ordinary shares in this offering, after deducting the underwriting discount and the estimated offering expenses; and


    - the sale by us of 590,822 ordinary shares to Siemens and Samsung in the concurrent private placement at $17.00 per ordinary share.


    We expect to use the net proceeds to finance the continued growth of our business and for general corporate purposes. Our principal purposes for conducting this offering are to:

    - provide working capital for general corporate purposes;

    - fund possible acquisitions of additional businesses and technologies or investments in public or private companies in related businesses or the establishment of joint ventures that are complementary to our current or future business; and

    - provide a public market for our ordinary shares, which would facilitate our issuing equity securities as consideration for acquisitions and incentive compensation to employees.

    We have no plans or commitments for any specific acquisition, investment or joint venture and we cannot be sure that we will complete any acquisition, investment or joint venture.

    Pending use of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade instruments, or bank deposits with interest and principal linked to the U.S. dollar or the Israel consumer price index, or deposit the net proceeds in U.S. dollar bank accounts in Israel or outside of Israel.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividend on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

                                 CAPITALIZATION

    The following table presents our capitalization as of December 31, 1999:

    - on an actual basis;


    - on a pro forma basis to give effect to the conversion of all outstanding preferred shares into ordinary shares, which will take place before this offering, and the issuance of 52,750 ordinary shares upon the exercise of options after December 31, 1999 and the receipt of $62,500 in proceeds from the option exercise; and


    - on a pro forma as adjusted basis to give effect to:

       - the conversion of preferred shares referred to above;

       - the sale by us of 3,800,000 ordinary shares in this offering at the initial public offering price and the receipt by us of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us; and


       - the sale by us of 590,822 ordinary shares in the concurrent private placement to Siemens and Samsung at $17.00 per ordinary share and the receipt by us of the proceeds of the private placement.



                                                                      AS OF DECEMBER 31, 1999
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL      PRO FORMA      AS ADJUSTED
                                                              --------   --------------   -----------
                                                                         (IN THOUSANDS)
Long term debt, excluding current maturities................   $   67        $   67         $    67
Shareholders' equity:
  Preferred shares:
    Authorized actual--25,000 shares; authorized pro forma
      and pro forma as adjusted--none; issued and
      outstanding actual--14,015 shares; issued and
      outstanding pro forma and pro forma as
      adjusted--none........................................        4            --              --
  Ordinary shares:
    Authorized actual--12,332,317 shares; authorized pro
      forma and pro forma as adjusted--24,984,470 shares;
      issued and outstanding actual--10,627,859 shares;
      issued and outstanding pro forma--13,637,774 shares;
      issued and outstanding pro forma as
      adjusted--18,028,596 shares...........................       17            21             128
  Additional paid-in capital................................   13,789        13,789          88,935
  Deferred compensation.....................................   (1,052)       (1,052)         (1,052)
  Accumulated deficit.......................................   (9,277)       (9,277)         (9,277)
                                                               ------        ------         -------
    Total shareholders' equity..............................    3,481         3,481          78,734
                                                               ------        ------         -------
      Total capitalization..................................   $3,548        $3,548         $78,801
                                                               ======        ======         =======


    The actual, pro forma and pro forma as adjusted information presented in the table excludes:


    - 3,048,873 ordinary shares issuable upon exercise of options outstanding under our share option plans as of the date of this prospectus at a weighted average exercise price of $2.86 per ordinary share; and


    - up to 61,900 additional ordinary shares reserved for issuance under our share option plans.

    The number of preferred shares in the table are presented on an actual basis without giving effect to the 211-for-1 share recapitalization because the preferred shares will be converted into ordinary shares before the share recapitalization is effected.

    The number of ordinary shares in the table are presented on an actual basis after giving effect to the conversion of 2,770 ordinary shares into deferred shares which will occur before completion of this offering. The 2,770 deferred shares reflect the 10-for-1 stock split that will be effected before this offering but do not reflect the 20.1 share dividend which will not be distributed to holders of deferred shares.


    Immediately before the completion of this offering, we will increase our authorized share capital to 24,984,470 ordinary shares and 15,530 deferred shares.

                                    DILUTION

    Our pro forma consolidated net tangible book value as of December 31, 1999 was approximately $3.5 million, or $0.26 per ordinary share. We have calculated our pro forma consolidated net tangible book value per share by:

    - subtracting our consolidated liabilities from our consolidated tangible assets; and


    - dividing the difference by the number of ordinary shares outstanding on a pro forma basis after giving effect to the conversion of all outstanding preferred shares into ordinary shares, the share recapitalization that will be effected before this offering and the issuance of 52,750 ordinary shares upon the exercise of options after December 31, 1999.


    After giving effect to:

    - the sale by us of 3,800,000 ordinary shares in this offering at the initial public offering price and receipt by us of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses; and


    - the sale by us of 590,822 ordinary shares in the aggregate to Siemens and Samsung in the concurrent private placement at $17.00 per ordinary share and receipt by us of the proceeds of the private placement, our pro forma consolidated net tangible book value as of December 31, 1999 would have been approximately $78.7 million, or $4.37 per ordinary share. This represents an immediate increase in pro forma consolidated net tangible book value of $4.11 per ordinary share to existing shareholders and an immediate dilution of $14.63 per ordinary share to new investors purchasing ordinary shares in this offering.


    Dilution per share represents the difference between the price per share to be paid by new investors for the ordinary shares sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering and the private placement. The following table illustrates this per share dilution:


Assumed initial public offering price per share.............              $19.00
  Pro forma consolidated net tangible book value per share
    before this offering....................................   $0.26
  Increase in pro forma consolidated net tangible book value per share attributable to new investors in this
    offering................................................    3.61
  Increase in pro forma consolidated net tangible book value per share attributable to the private placement to
    Siemens and Samsung.....................................    0.50
                                                               -----
Pro forma consolidated net tangible book value per share
  after this offering and the private placement.............                4.37
                                                                          ------
Dilution per share to new investors.........................              $14.63
                                                                          ======


    The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders, by the investors in the private placement and by new investors purchasing ordinary shares in this offering:


                                               SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                             ---------------------   ----------------------     PRICE
                                               NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                             ----------   --------   -----------   --------   ---------
Existing shareholders......................  13,637,774     75.6%    $12,242,500     13.0%     $ 0.90
Siemens and Samsung........................     590,822      3.3%     10,043,974     10.6%      17.00
New investors..............................   3,800,000     21.1%     72,200,000     76.4%      19.00
                                             ----------    -----     -----------    -----
  Total....................................  18,028,596    100.0%    $94,486,474    100.0%
                                             ==========    =====     ===========    =====


    The above table does not reflect:


    - 3,048,873 ordinary shares issuable upon exercise of options outstanding under our share option plans; and


    - up to 61,900 additional ordinary shares reserved for issuance under these plans.

    To the extent outstanding options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    We have derived the following selected consolidated financial data from our consolidated financial statements.

    The following data were derived from our audited consolidated financial statements presented elsewhere in this prospectus:

    - consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999; and

    - consolidated balance sheet data as of December 31, 1998 and 1999.

    The following data were derived from our audited consolidated financial statements not included in this prospectus:

    - consolidated statement of operations data for the years ended December 31, 1995 and 1996; and

    - consolidated balance sheet data as of December 31, 1995, 1996, 1997.

    Our consolidated financial statements have been prepared in U.S. dollars and according to generally accepted accounting principles in the United States.

    You should read the selected consolidated financial data together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

    We have calculated pro forma basic and diluted net loss per share assuming the conversion of all outstanding preferred shares into ordinary shares. Please see notes 2 and 17 of the notes to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $   871    $ 1,491    $ 4,899     $8,894    $17,550
Cost of revenues............................................      570        770      1,211      1,412      2,853
                                                              -------    -------    -------     ------    -------
Gross profit................................................      301        721      3,689      7,482     14,697
                                                              -------    -------    -------     ------    -------
Operating expenses:
  Research and development..................................    1,331      1,775      2,763      4,379      7,667
  Less participation by the Chief Scientist.................      438        497        890      1,140      1,097
                                                              -------    -------    -------     ------    -------
  Research and development, net.............................      893      1,278      1,873      3,239      6,570
  Marketing and selling, net................................      660      1,260      2,384      4,425      9,502
  General and administrative................................      242        250        494        670      1,426
                                                              -------    -------    -------     ------    -------
Total operating expenses....................................    1,795      2,788      4,751      8,334     17,498
                                                              -------    -------    -------     ------    -------
Operating loss..............................................   (1,494)    (2,067)    (1,062)      (852)    (2,801)
Financing income (expenses), net............................       (5)        42          6         23        105
                                                              -------    -------    -------     ------    -------
Net loss....................................................  $(1,499)   $(2,025)   $(1,056)    $ (829)   $(2,696)
                                                              =======    =======    =======     ======    =======
Basic and diluted net loss per ordinary share...............  $ (0.21)   $ (0.21)   $ (0.10)    $(0.08)   $ (0.26)
Weighted average number of ordinary shares used in computing
  basic and diluted net loss per ordinary share.............    7,217      9,499     10,234     10,492     10,538
Pro forma basic and diluted net loss per ordinary share.....                                              $ (0.20)
Weighted average number of ordinary shares used in computing
  pro forma basic and diluted net loss per ordinary share...                                               13,496

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  481     $1,349     $  435     $3,305    $ 2,605
Working capital.............................................    2,088      1,071        873      4,318        814
Total assets................................................    3,006      3,073      3,704      9,371     13,261
Total bank debt, less current maturities....................       --         23        106        130         67
Shareholders' equity........................................    2,361      1,453      1,363      5,450      3,481

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other IP networks.

    We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Before that time, our operations consisted primarily of research and development and recruiting personnel. In 1995, we established a wholly owned subsidiary in the United States, RADVision Inc., which conducts our sales and marketing activities in North America.

    All of our revenues are generated in U.S. dollars or are linked to the dollar and a majority of our expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are converted into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as interest income or expense, as applicable. Our consolidated financial statements are prepared in dollars and according to generally accepted accounting principles in the United States.

    REVENUES. We generate revenues from the sale of our products and our technology, which is primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products and technology upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We expect our revenues from the sale of both our products and our technology to increase, though we expect that the rate of growth of our revenues from the sale of our products will exceed the rate of growth of our revenues from the sale of our technology.

    We sell our products and technology through direct sales and various indirect distribution channels in North America, Europe, the Far East and Israel. For the year ended December 31, 1999, approximately 52% of our revenues were generated in the United States.

    COST OF REVENUES. Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology. Our revenues from the sale of our technology have higher gross margins than our revenues from the sale of our products and we offer greater discounts to our high volume OEM customers. As the relative proportion of our revenues from our products increases as a percentage of our total revenues and we generate a higher percentage of our revenues from sales to our high volume OEM customers, our gross margins will decline.

    RESEARCH AND DEVELOPMENT EXPENSES, NET. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and depreciation of equipment. All of our research and development costs are expensed as incurred. Research and development expenses are presented net of payments received from the Chief Scientist. We do not currently intend to apply for a material amount of grants from the Chief Scientist in the future. However, we expect to continue to make substantial investments in research and development.

    MARKETING AND SELLING EXPENSES, NET. Our marketing and selling expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade show exhibit expenses and royalties paid to the government of Israel. Marketing and selling expenses are presented net of marketing grants received from the government of Israel.

    GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

    Operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

    FINANCING INCOME, NET. Our financing income consists primarily of interest earned on bank deposits, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars and interest expense incurred on outstanding debt.

    TAXES. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, several of our investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in "--Corporate Tax Rate." These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary.

RESULTS OF OPERATIONS

    The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
Revenues....................................................   100.0%      100.0%      100.0%
Cost of revenues............................................    24.7        15.9        16.3
                                                               -----       -----       -----
Gross profit................................................    75.3        84.1        83.7
Operating expenses:
  Research and development..................................    56.4        49.2        43.7
  Less participation by the Chief Scientist.................    18.2        12.8         6.3
                                                               -----       -----       -----
  Research and development, net.............................    38.2        36.4        37.4
  Marketing and selling, net................................    48.7        49.8        54.1
  General and administrative................................    10.1         7.5         8.1
                                                               -----       -----       -----
    Total operating expenses................................    97.0        93.7        99.6
                                                               -----       -----       -----
Operating loss..............................................   (21.7)       (9.6)      (15.9)
Financing income, net.......................................     0.1         0.3         0.6
                                                               -----       -----       -----
Net loss....................................................   (21.6)%      (9.3)%     (15.3)%
                                                               =====       =====       =====

YEARS ENDED DECEMBER 31, 1998 AND 1999

  CONSOLIDATED STATEMENT OF OPERATIONS


    REVENUES.  Revenues increased from $8.9 million for the year ended
December 31, 1998 to $17.6 million for the year ended December 31, 1999, an increase of $8.7 million, or 97.3%. This increase was due to an increase of $1.5 million, or 214.3%, in sales of RADVision IP conferencing bridges, an increase of $283,000, or 52.9%, in sales of our standards-compliant version of RADVision video interface units, which we introduced in 1998, an increase of $2.9 million, or 67.4%, in sales of H.323 software development kits, as well as an increase in sales of our other products and technology in response to increased market demand.


    Revenues from IP conferencing bridges increased from $699,000 for the year ended December 31, 1998 to $2.2 million for the year ended December 31, 1999. The increase in revenues from IP conferencing bridges was primarily attributable to an increase in the sales price of our IP conferencing bridges.

    Revenues from video interface units increased from $535,000 for the year ended December 31, 1998 to $818,000 for the year ended December 31, 1999. The increase in revenues from video interface units was primarily attributable to a global growth in demand for these units as customers moved from integrated services digital networks, or ISDN, to IP-based networks.

    Revenues from H.323 software development kits increased from $4.3 million for the year ended December 31, 1998 to $7.2 million for the year ended December 31, 1999. This increase in revenues from H.323 software development kits was primarily attributable to increased market demand for this technology.

    Revenue from sales to customers in the United States increased from $4.6 million, or 51.7% of revenue, for the year ended December 31, 1998, to $9.1 million, or 51.6% of revenue, for the year ended December 31, 1999, an increase of $4.5 million, or 97.8%. This increase in sales to customers in the United States was primarily attributable to the more rapid adoption of our technology in the United States as compared to the rest of the world.

    Revenue from sales to customers in Europe increased from $2.3 million, or 25.8% of revenue, for the year ended December 31, 1998, to $4.0 million, or 23.1% of revenue, for the year ended December 31, 1999, an increase of $1.7 million, or 73.9%.

    Revenue from sales to customers in the Far East increased from $942,000, or 10.6% of revenue, for the year ended December 31, 1998, to $2.7 million, or 15.2% of revenue, for the year ended December 31, 1999, an increase of $1.8 million, or 191.1%. This increase in sales to customers in the Far East as a percentage of total sales was primarily attributable to increased sales efforts in this region.

    COST OF REVENUES. Cost of revenues increased from $1.4 million for the year ended December 31, 1998 to $2.9 million for the year ended December 31, 1999, an increase of $1.5 million, or 107.1%. This increase was attributable to the increase in our revenues. Gross profit as a percentage of revenues decreased from 84.1% for the year ended December 31, 1998 to 83.7% for the year ended December 31, 1999.

    RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net increased from $3.2 million for the year ended December 31, 1998 to $6.6 million for the year ended December 31, 1999, an increase of $3.4 million, or 106.3%. This increase was primarily attributable to an increase in the number of research and development personnel whom we employed. We have increased our research and development personnel to support our existing and expected new product lines and to accommodate the growth of our business. Research and development expenses, net as a percentage of revenues increased from 36.4% for the year ended December 31, 1998 to 37.4% for the year ended December 31, 1999.

    MARKETING AND SELLING, NET. Marketing and selling expenses, net increased from $4.4 million for the year ended December 31, 1998 to $9.5 million for the year ended December 31, 1999, an increase of $5.1 million, or 115.9%. This increase was primarily attributable to a $2.5 million, or 114.7%, increase in personnel-related expenses resulting from our increasing the number of our sales and marketing employees in 1999 and to an increase of $836,000, or 78.8%, in promotional expenses. We have increased our sales and marketing expenses in response to current and expected growth in the market for our products. Marketing and selling expenses, net as a percentage of revenues increased from 49.8% for the year ended December 31, 1998 to 54.1% for the year ended
December 31, 1999. We expect that marketing and selling expenses will continue to increase in proportion to our continued growth.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $670,000 for the year ended December 31, 1998 to $1.4 million for the year ended December 31, 1999, an increase of $730,000, or 109.0%. This increase was primarily attributable to an increase of $340,000, or 89.5%, in personnel expenses and occupancy costs and to an increase of $96,000, or 114.3%, in recruitment costs. General and administrative expenses as a percentage of revenues increased from 7.5% for the year ended December 31, 1998 to 8.1% for the year ended December 31, 1999. We expect that general and administrative expenses will increase due to our recruiting efforts as we continue to increase the number of our employees.

    NET LOSS. Net loss increased from $829,000 for the year ended December 31, 1998 to $2.7 million for the year ended December 31, 1999, an increase of $1.9 million, or 229.2%. Net loss increased as a percentage of revenues from 9.3% for the year ended December 31, 1998 to 15.3% for the year ended
December 31, 1999.

  CONSOLIDATED BALANCE SHEET

    TRADE RECEIVABLES. Trade receivables increased from $2.6 million for the year ended December 31, 1998 to $3.2 million for the year ended December 31, 1999, an increase of $0.6 million, or 23.1%. This increase was primarily attributable to an increase in sales of our products during the year ended December 31, 1999.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS. Allowance for doubtful accounts increased from $73,000 for the year ended December 31, 1998 to $225,000 for the year ended December 31, 1999, an increase of $152,000, or 208.2%. This increase was primarily attributable to an increase in sales of our products during the year ended December 31, 1999. Allowance for doubtful accounts as a portion of trade receivables increased from 2.77% for the year ended December 31, 1998 to 6.54% for the year ended December 31, 1999. This increase was primarily attributable to an outstanding debt from one customer for $105,000.

    OTHER RECEIVABLES AND PREPAID EXPENSES. Other receivables and prepaid expenses increased from $887,000 for the year ended December 31, 1998 to $1.5 million for the year ended December 31, 1999, an increase of $0.6 million, or 67.6%. This increase was primarily attributable to an increase in grants from the Chief Scientist, which increased other receivables and prepaid expenses from $336,000 for the year ended December 31, 1998 to $731,000 for the year ended December 31, 1999, an increase of $395,000, or 117.6%.

    INVENTORIES. Inventories increased from $873,000 for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1999, an increase of $1.5 million, or 171.8%. This increase was primarily attributable to an increase in inventory in response to anticipated growth in sales.

    TRADE PAYABLES. Trade payables increased from $0.6 million for the year ended December 31, 1998 to $2.6 million for the year ended December 31, 1999, an increase of $2.0 million, or 333.3%. This increase was primarily attributable to an increase in trade payables resulting from the increase in inventory.

    OTHER PAYABLES AND ACCRUED EXPENSES. Other payables and accrued expenses increased from $2.6 million for the year ended December 31, 1998 to $6.3 million for the year ended December 31, 1999, an increase of $3.7 million, or 142.3%. This increase was primarily attributable to an increase of $788,000 in accrued employee expenses, an increase of $699,000 in accrued deferred income and an increase of $710,000 in development costs paid by customers which will be recognized only after all criteria for revenue recognition according to SOP 97-2 are met.

YEARS ENDED DECEMBER 31, 1997 AND 1998

    REVENUES.  Revenues increased from $4.9 million for the year ended
December 31, 1997 to $8.9 million for the year ended December 31, 1998, an increase of $4.0 million, or 81.6%. This increase was due primarily to an increase in sales of RADVision H.323 software development kits and related support services, as well as the receipt of several large orders in 1998 for our products and technology. Revenue from H.323 software development kits and related support services increased from $2.4 million for the year ended
December 31, 1997 to $4.4 million for the year ended December 31, 1998, an increase of $2.0 million, or 83.3%. This increase in revenues from sales of
H.323 software development kits was primarily attributable to the release of an enhanced version of the software development kits during the first quarter of 1998, which resulted in increased sales.

    Revenue from sales to customers in the United States increased from $3.0 million, or 61.2% of revenue, for the year ended December 31, 1997, to $4.6 million, or 51.7% of revenue, for the year ended December 31, 1998, an increase of $1.6 million, or 53.3%.

    Revenue from sales to customers in Europe increased from $632,000, or 12.9% of revenue, for the year ended December 31, 1997, to $2.3 million, or 25.8% of revenue, for the year ended December 31, 1998, an increase of $1.7 million, or 263.9%.

    Revenue from sales to customers in the Far East increased from $332,000, or 6.8% of revenue, for the year ended December 31, 1997, to $942,000, or 10.6% of revenue, for the year ended December 31, 1998, an increase of $610,000, or 183.7%.

    This increase in sales to customers in Europe and the Far East as a percentage of total sales was primarily attributable to the increased adoption of our technologies in those regions. These technologies had been adopted in the United States in the previous year. As a result, sales to customers in the United States as a percentage of total sales decreased, despite the growth in actual sales to these customers.

    COST OF REVENUES. Cost of revenues increased from $1.2 million for the year ended December 31, 1997 to $1.4 million for the year ended December 31, 1998, an increase of $200,000, or 16.7%. This increase was due to the increase in our revenues, which was partially offset by a decrease in our cost of materials. Gross profit as a percentage of revenues increased from 75.3% for 1997 to 84.1% for 1998. This increase was due to the increase in our sales of technology, which generated higher margins.

    RESEARCH AND DEVELOPMENT, NET. Research and development expenses, net increased from $1.9 million for the year ended December 31, 1997 to $3.2 million for the year ended December 31, 1998, an increase of $1.3 million, or 68.4%. This increase was attributable to an increase in personnel-related expenses resulting from our increasing the number of our research and development employees in 1998 associated with new product and technology development. Research and development expenses, net decreased as a percentage of revenues from 38.2% for the year ended December 31, 1997 to 36.4% for the year ended December 31, 1998.

    MARKETING AND SELLING, NET. Marketing and selling expenses, net increased from $2.4 million for the year ended December 31, 1997 to $4.4 million for the year ended December 31, 1998, an increase of $2.0 million, or 83.3%. This increase was primarily attributable to an increase of $1.1 million, or 101.8%, in personnel and related expenses and an increase of $513,000, or 93.6%, in public relations, advertising and other promotional expenses. Marketing and selling expenses, net increased as a percentage of revenues from 48.7% for the year ended December 31, 1997 to 49.8% for the year ended December 31, 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $494,000 for the year ended December 31, 1997 to $670,000 for the year ended December 31, 1998, an increase of $176,000, or 35.6%. This increase was primarily attributable to an increase of $54,000, or 17.3%, in personnel expenses and to an increase of $81,000, or 2,700%, in travel expenses. General and administrative expenses as a percentage of revenues decreased from 10.1% for the year ended December 31, 1997 to 7.5% for the year ended December 31, 1998.

    NET LOSS.  Net loss decreased from $1,056,000 for the year ended
December 31, 1997 to $829,000 for the year ended December 31, 1998, a decrease of $227,000, or 21.5%. Net loss decreased as a percentage of revenues from 21.6% for the year ended December 31, 1997 to 9.3% for the year ended December 31, 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 1999, in dollars and as a percentage of revenues. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                                                                 THREE MONTHS ENDED
                            ---------------------------------------------------------------------------------------------
                            MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31,
                              1998        1998        1998         1998        1999        1999        1999        1999
                            --------    --------    ---------    --------    --------    --------    ---------   --------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues..................   $1,357      $1,657      $2,875       $3,006      $3,393      $3,979      $4,623     $ 5,555
Cost of revenues..........     (216)       (284)       (458)        (454)       (454)       (592)       (642)     (1,165)
                             ------      ------      ------       ------      ------      ------      ------     -------
Gross profit..............    1,141       1,373       2,417        2,552       2,939       3,387       3,981       4,390
Operating expenses:
  Research and
    development...........      844       1,085       1,133        1,317       1,408       1,917       2,124       2,217
  Less participation by
    the Chief Scientist...     (193)       (298)       (309)        (339)       (208)       (318)       (245)       (325)
                             ------      ------      ------       ------      ------      ------      ------     -------
  Research and
    development, net......      651         787         824          978       1,200       1,599       1,879       1,892
  Marketing and selling,
    net...................      865       1,000       1,204        1,357       1,661       1,844       2,327       3,670
  General and
    administrative........      112         147         195          216         240         291         299         596
                             ------      ------      ------       ------      ------      ------      ------     -------
Operating income (loss)...     (487)       (561)        194            1        (162)       (347)       (524)     (1,768)
Financing income
  (expenses), net.........        7         (14)         26            3          97          (1)         20         (11)
                             ------      ------      ------       ------      ------      ------      ------     -------
Net income (loss).........   $ (480)     $ (575)     $  220       $    4      $  (65)     $ (348)     $ (504)    $(1,779)
                             ======      ======      ======       ======      ======      ======      ======     =======
AS A PERCENTAGE OF
  REVENUES:
Revenues..................      100%        100%        100%         100%        100%        100%        100%        100%
Cost of revenues..........      (16)        (17)        (16)         (15)        (13)        (15)        (14)        (21)
                             ------      ------      ------       ------      ------      ------      ------     -------
Gross profit..............       84          83          84           85          87          85          86          79
Operating expenses:
  Research and
    development...........       62          66          39           44          42          48          46          40
  Less participation by
    the Chief Scientist...      (14)        (18)        (11)         (11)         (6)         (8)         (5)         (6)
                             ------      ------      ------       ------      ------      ------      ------     -------
  Research and
    development, net......       48          48          28           33          36          40          41          34
  Marketing and selling,
    net...................       64          60          42           45          49          47          50          66
  General and
    administrative........        8           9           7            7           7           7           6          11
                             ------      ------      ------       ------      ------      ------      ------     -------
Operating income (loss)...      (36)        (34)          7            0          (5)         (9)        (11)        (32)
Financing income
  (expenses), net.........        1          (1)          1            0           3           0           0          (0)
                             ------      ------      ------       ------      ------      ------      ------     -------
Net income (loss).........      (35)%       (35)%         8%           0%         (2)%        (9)%       (11)%       (32)%
                             ======      ======      ======       ======      ======      ======      ======     =======

    We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. Through December 31, 1999, we have raised a total of approximately $12.2 million in aggregate net proceeds in four private placements. As of December 31, 1999, we had approximately $2.6 million in cash and cash equivalents. As of December 31, 1999, our working capital was $814,000.


    In December 1999, we issued 158,250 ordinary shares to Intel for $250,000, or $1.58 per share, which is $17.42 less than the assumed initial public offering price of $19.00 per share. The shares were issued under an agreement entered into with Intel in 1996 under which Intel agreed to invest $1.0 million in us through the purchase of ordinary shares in three installments of $500,000, $250,000 and $250,000 upon our achieving specified milestones or, in the case of the third installment, at Intel's option before the initial public offering of our ordinary shares.


    Net cash used in operating activities was approximately $1.0 million for the year ended December 31, 1997 and $0.8 million for the year ended December 31, 1998. Net cash provided by operating activities was $1.4 million for the year ended December 31, 1999.

    For the year ended December 31, 1997, cash used in operating activities was primarily attributable to a net loss of $1.1 million and an increase in trade receivables of $1.4 million, offset in part by an increase in other payables and accrued expenses of $1.1 million. For the year ended December 31, 1997, the increase in accounts receivable was attributable to our increase in sales.

    For the year ended December 31, 1998, cash used in operating activities was attributable primarily to a net loss of approximately $829,000, an increase in trade receivables of $724,000, an increase in other receivables and prepaid expenses of $626,000 and an increase in inventory of $447,000. These increases in cash used in operating activities were offset in part by depreciation of approximately $360,000 and an increase in other payables and accrued expenses of approximately $964,000. For the year ended December 31, 1998, the increase in accounts receivable was primarily attributable to higher sales levels during the fourth quarter.

    For the year ended December 31, 1999, cash provided by operating activities was primarily attributable to an increase in trade payables of $1.9 million, an increase of $3.5 million in other payables and accrued expenses and an increase in depreciation of $718,000. These increases in cash provided by operating activities were offset in part by a net loss of approximately $2.7 million, an increase in trade receivables of $647,000, an increase in other receivables and prepaid expenses of $430,000 and an increase in inventory of $1.6 million.

    The increase in inventory for the year ended December 31, 1999 was primarily in anticipation of expected growth in product revenue as well as a greater need for evaluation units. The increase in accounts receivable for the year ended December 31, 1999 was primarily the result of increased sales as compared to the previous year. In addition, we increased our allowance for doubtful accounts to address the increase in our accounts receivable balance. The increase in payables for the year ended December 31, 1999 was primarily due to a change in the timing of some of our accounts payable.

    Net cash used in investing activities was approximately $428,000 for the year ended December 31, 1997, $1.1 million for the year ended December 31, 1998 and $2.3 million for the year ended December 31, 1999. For the year ended December 31, 1999, $2.4 million of cash used in investing activities was for purchases of property and equipment, partially offset by $74,000 in proceeds from the sale of property and equipment.

    Net cash provided by financing activities was $484,000 for the year ended December 31, 1997, $4.8 million for the year ended December 31, 1998, and $177,000 for the year ended December 31,

1999. For the year ended December 31, 1997, cash provided by financing activities was attributable to $889,000 in proceeds from the issuance of ordinary shares, offset in part by $525,000 in decrease in short term credit. For the years ended December 31, 1998 and 1999, cash provided by financing activities was attributable principally to proceeds from the issuance of preferred shares.

    As of December 31, 1999, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also may establish additional operations as we expand globally.

    As of December 31, 1999, we had $131,000 outstanding under an equipment term loan facility. As of December 31, 1999, we had a $2.5 million line of credit, all of which was unused.

    Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

    We believe that the net proceeds from this offering and the private placement, together with our current cash, cash equivalents and borrowing capacity, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. During and after this period, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or increase the available borrowings under our line of credit. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

CORPORATE TAX RATE

    Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, several investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. We have derived, and expect to continue to derive, a substantial portion of our income from the approved enterprise programs at our manufacturing facility.

    Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be eligible for the following tax benefits commencing in the first year in which it generates taxable income:

        YEAR AFTER WE
       BEGIN GENERATING
        TAXABLE INCOME           TAX BENEFIT
       ----------------          -----------
   1-2........................   Tax-exempt
   3-7........................   Corporate tax of up to 25%
   8-10.......................   Corporate tax of up to 25% if more than 25% of
                                   our shares are held by non-Israeli investors

    The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary.

    As of December 31, 1999, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $2.3 million. Under Israeli law, these net operating losses may be carried forward indefinitely and offset against future taxable income. We expect that, during the period in which these tax losses are utilized, our income will be substantially tax exempt. Therefore, there will be no tax benefit available from these losses and no deferred income taxes have been included in our financial statements. Deferred taxes for other temporary differences are immaterial.

    As of December 31, 1999, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $2.2 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2010 through 2014.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

    The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

    The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

                                                                              ISRAELI INFLATION
     YEAR ENDED             ISRAELI INFLATION       ISRAELI DEVALUATION         ADJUSTED FOR
    DECEMBER 31,                 RATE %                   RATE %                DEVALUATION %
    ------------            -----------------       -------------------       -----------------
        1995                        8.1                     3.9                       4.1
        1996                       10.6                     3.7                       6.6
        1997                        7.0                     8.8                      (1.7)
        1998                        8.6                    17.6                      (7.7)
        1999                        1.3                    (0.1)                      1.3

    We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

    A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

    Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

MARKET RISK

    We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. We currently pay interest on our equipment term loan facility based on the London interbank offered rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under this facility. However, because our outstanding debt under this facility has never exceeded $218,000, we do not expect our exposure to market risk from changes in interest rates to be material.

GOVERNMENT GRANTS

    We principally conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and grants from the Chief Scientist. For the years ended December 31, 1998 and 1999, the Chief Scientist provided grants for research and development efforts of approximately $1.1 million in 1998 and 1999, representing 26.0% and 14.3% of our total research and development expenses in these periods. We do not intend to apply for a material amount of grants from the Chief Scientist in the future.

    Under Israeli law, royalties on the revenues derived from sales of products and services developed using Chief Scientist grants are payable to the Israeli government, generally at the rate of 3.0% during the first three years, 4.0% over the following three years and 5.0% in or after the seventh year. The maximum aggregate royalties payable generally cannot exceed 100%-150% of the dollar-linked value of the total grants received. Royalties payable for grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of the London interbank offered rate applicable to 12-month dollar deposits. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Israeli government on sales of our products and related services for the next few years. For the last three years, we have paid or accrued royalties to the Israeli government as follows:

 YEAR ENDED          ROYALTIES PAID
DECEMBER 31,           OR ACCRUED
------------         --------------
   1997                 $ 83,000
   1998                  178,000
   1999                  495,000

    The government of Israel does not own proprietary rights in technology developed using its funding and there is no restriction on the export of products manufactured using the technology. The technology is, however, subject to other legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Chief Scientist's consent to transfer the technology to a third party. This restriction may impair our ability to enter into original equipment manufacturer agreements or similar arrangements for those products and technologies. In the past, we obtained approvals from the Chief Scientist for the licensing of source code of some of our products and we expect that similar approvals will be required in the future. These restrictions continue to apply even after we have paid the full amount of royalties payable for the grants.

    The Israeli government, through the Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 33% of these expenses, not to exceed
$1.2 million annually. In 1998, we received grants from the marketing fund totaling approximately $178,000, and are required to pay royalties in connection with these grants at a rate of 3.0% of the increase in our sales generated outside of Israel from the date of the grant up to the total dollar-linked amount of the grants. Marketing grants are currently awarded only to companies whose annual exports in the year preceding the application did not exceed
$15.0 million. As of December 31, 1999, our contingent liability to the Israeli government for grants received from the marketing fund was $199,000. If we fail to satisfy the terms and conditions of the grants, we may be required to refund the grants already received and would likely be denied these grants in the future.

YEAR 2000

    The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations for any company using these computer programs or hardware. As a result, many companies' computer systems may need to be upgraded or replaced to avoid year 2000 issues.

    Our products and technology are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. Each of our customers' networks involves different combinations of third-party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. Although no claims have been made, we may in the future be required to defend our products and technology in legal proceedings that could be expensive regardless of the merits of these claims.

    Our internal systems have not suffered any interruptions following December 31, 1999. In addition, we have not been made aware that any of our major suppliers or manufacturers have suffered disruptions in their systems.

    We have not indentified any year 2000 problems that could adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. As a result, we believe that the following consequences are possible:

    - operational inconveniences and inefficiencies for us, our suppliers, our manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

    - business disputes and claims for pricing adjustments or penalties due to year 2000 problems by our customers; and

    - business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

    To date, we have not experienced any material interruptions in our operations related to year 2000 issues and do not expect that future costs will be material. We have not incurred any significant expenses to date, and we do not anticipate that the total costs associated with our year 2000 remediation efforts, including both expenses incurred and any to be incurred in the future, will be of any significance to our operations. However, if we, our customers, our suppliers, or our customers' third-party providers fail to remedy any year 2000 issues, our business could be interrupted and we could experience a material loss of revenues.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS No. 133 will not have a material effect on our financial statements.

                                    BUSINESS

OVERVIEW

    We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. Our products and technology are used by our customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. We have over 250 customers including Alcatel, Bosch, Cisco, Madge, NTT, Nortel, Philips, Shanghai Bell, Siemens and 3Com.

INDUSTRY BACKGROUND

GROWTH IN COMMUNICATIONS

    In recent years, communications networks have experienced dramatic growth in traffic. This growth is expected to continue due to a number of factors, including:

    - an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

    - an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

    - an increase in available bandwidth at declining prices; and

    - the introduction of new voice, video and data communications services and applications.

LIMITATIONS OF TRADITIONAL NETWORKS

    Traditionally, circuit-switched networks have been the principal medium for the transmission of communications. Circuit-switched technology dedicates a circuit with a fixed amount of bandwidth for the duration of the connection, regardless of a user's actual bandwidth usage. The recent growth in data communications traffic, particularly the growth in the number of Internet users, has placed significant strains on the capacity of traditional circuit-switched networks. Circuit-switched networks were initially deployed to handle only voice communications. These networks were not designed to handle data efficiently and cannot scale cost-effectively to accommodate the growth in data traffic. Moreover, circuit-switched networks were built based on proprietary, complex technologies which have historically limited the entrance of new competitors and hindered the development and introduction of new services.

ADVANTAGES OF PACKET-BASED NETWORKS

    While circuit-switched networks were principally designed to handle analog voice traffic, packet-based networks were principally designed for transmitting digital information. Packet-based networks, including IP networks, transmit voice, video and data information in the form of small digital packages called packets. Voice, video and data packets are sent over a single network simultaneously and reassembled at the destination. Packet switching enables more efficient utilization of available network bandwidth than circuit-switching, allowing more calls to travel through a packet network at the same time. Moreover, packet networks allow for the cost-efficient expansion of capacity as communications traffic increases. In addition, packet networks are built using open standards, like IP, which promote competition by allowing different vendors to build products and applications that can interoperate with one another. By using packet technologies based on open standards, new services can be deployed rapidly and economically.

THE NEED FOR INDUSTRY STANDARDS FOR REAL-TIME IP COMMUNICATIONS

    Originally, enterprises and communications service providers deployed packet networks primarily for handling data traffic and not for real-time IP communications. Technical barriers initially hampered the use of packet networks for real-time communications. For example, packet networks were not designed to guarantee the sequential delivery of packets and packets could be lost. In addition, the time of delivery of packets was dependent upon the amount of packet traffic being transmitted over the network. For real-time communications, it is critical that the packets associated with a specific voice or video communication be transmitted in the correct sequence and in a timely manner. Early attempts at real-time IP communications solved these technical problems by using proprietary solutions developed by individual vendors. However, proprietary solutions from different vendors meant that different vendor products could not inter-operate with one another.

    To enable the global deployment of real-time IP communications networks, industry standards and protocols were developed to promote interoperability of real-time communications over packet networks. H.323 is currently the most widely deployed industry-wide protocol for real-time IP communications. H.323 was developed by a team of computing, telephony and networking experts under the direction and auspices of the International Telecommunications Union, or ITU-T, a United Nations organization, with the goal of specifying a universal real-time standard that would ensure interoperability of all packet-based networks and products. H.323 provides the technical framework for developing standards-compliant products and systems for real-time voice and video communication over packet networks. All components of an H.323 compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate.

    Today, H.323 is the standard of choice for the builders of real-time IP communications solutions for enterprises. The ITU-T is continuously enhancing
H.323 and publishing new versions to support the evolving requirements of next generation packet networks. Other emerging standards like MGCP, or Media Gateway Control Protocol, and SIP, or Session Initiation Protocol, are also being developed to address the complex requirements of multi-protocol packet networks. The widespread acceptance of industry protocols and standards for IP communications has enabled the deployment of packet networks for real-time communications by ensuring interoperability and is facilitating the migration to IP communications.

GROWTH IN REAL-TIME VOICE AND VIDEO IP COMMUNICATIONS

    Due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communications over these networks, the use of packet networks for real-time voice, video and data communications is expected to grow dramatically. ICM Global Intelligence, a market research firm, forecasts that revenues for network equipment associated with voice-over-IP, or IP telephony, will grow from $477 million in 1999 to $7.1 billion in 2004. Perey Research & Consulting, an industry consulting firm, forecasts revenues for network equipment associated with IP video communications to grow from $22 million in 1999 to more than $643 million in 2003.

    This anticipated growth in real-time IP communications is expected to be driven primarily by enterprises and communications service providers migrating to packet networks. As enterprises move from centralized organizations to distributed networks of employees, customers, suppliers and business partners, they require more effective communications capabilities to support their operations and remain competitive in a global and rapidly changing market. Packet networks are well-suited for enterprises because they provide enterprises with the following advantages:

    - cost-effective increases in capacity to meet increasing communications traffic demands;

    - support for new communications applications, like video conferencing and data collaboration, for improved workforce productivity;

    - interoperability with different network configurations of their customers, suppliers and partners; and

    - cost savings associated with simplified network management resulting from creating a single network that handles all communications, rather than having to maintain separate telephone and computer networks.

    Communications service providers have also begun to deploy packet networks in an effort to compete more effectively in a deregulated market. Global deregulation and rapid technological advances have resulted in the emergence of many new communications service providers, increased competition among traditional telecommunications carriers, lower prices, innovative new product and service offerings and accelerated customer turnover. To remain competitive, communications service providers must be able to develop and introduce new services to differentiate themselves in the market and attract and maintain customers. Packet networks are well-suited to accomplish these objectives because they enable the rapid deployment of new and differentiated solutions. In addition, packet-based technology allows new competitors to enter the market quickly without substantial investment in infrastructure.

KEY ATTRIBUTES OF REAL-TIME VOICE AND VIDEO IP COMMUNICATIONS SOLUTIONS

    To migrate their voice and video communications to packet networks, enterprises and communications service providers require a real-time IP communications solution that provides:

    - reliable real-time voice, video and data communications functionality;

    - interoperability with the existing circuit-switched networks as well as with other IP equipment and systems;

    - applications, features and functionality comparable to those available over traditional telephone networks, including call transfer, conferencing and caller identification;

    - scalability to permit cost-effective increases in capacity to meet demand;

    - standards compliance, so that products from different vendors can work together in one network; and

    - flexibility to adapt to rapidly changing network environments in response to the evolving needs of enterprises and to accommodate a mobile business environment.

OUR SOLUTION

    We provide standards-based products and technology for real-time voice, video and data communications over packet networks for enterprises and service providers. Our products and technology offer the following benefits:

    REAL-TIME VOICE, VIDEO AND DATA COMMUNICATIONS FUNCTIONALITY. We are one of the few companies that offer IP communications products which support both voice-only, as well as combined voice, video and data communications. We believe that this dual functionality is attractive to enterprises and service providers that seek a flexible IP communications solution which can provide enhanced multimedia functionality in addition to IP telephony capabilities. We believe our products enable developers of IP communications solutions to offer features and functions generally unavailable in competitive solutions.

    MARKET LEADING TECHNOLOGY FOR STANDARDS BASED REAL-TIME IP
COMMUNICATIONS. We were one of the original five members of the ITU-T committee responsible for defining the H.323 standard which has been adopted worldwide for real-time packet-based communications. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communications over packet networks. We have been actively involved in the development of protocols for real-time communications since the inception of the industry in 1994 and were the first-to-market with enabling products and technology for voice, video and data communications over IP networks. We believe that our technology has become the technology of choice among developers of standards-compliant IP communications systems. Because we were first to market and have achieved broad market penetration, our customers benefit from our ability to develop and provide them market-tested, proven products and technology. Using our products and technology, our customers can develop unique capabilities with increased functionality that will differentiate their IP communications solutions in the market. We believe that the accumulated knowledge that we have gained participating in the development of industry standards provides us with a competitive advantage and positions us to be among the first to market products and technology based on the latest technological advances.

    INTEROPERABILITY. We provide our customers with products and technology that are interoperable across a broad range of IP communications systems. Our products and technology have been integrated into IP communications systems developed by more than 250 communications equipment providers. Because our products and technology are broadly deployed across various segments of the IP communications industry, we believe that the interoperability of our products and technology with products from different vendors is virtually assured. We believe that our long-standing involvement in the definition of standards and accumulated experience with product development across our broad customer base provides us with a competitive advantage in addressing interoperability needs. We continue to participate actively in defining industry standards by working closely with industry consortia on a broad spectrum of IP communications protocols to ensure continued interoperability of our products and technology across multiple protocols.

    IMPROVED TIME TO MARKET. Our customers rely on our accumulated expertise with IP communications standards and core technology to significantly reduce their development cycle and improve time to market. Communications equipment providers seeking to market standards-compliant systems for real-time voice and video communications over packet networks require standards-compliant building blocks to develop their products. Implementing standards as deployable products and technology is a complex task that requires significant technical knowledge and expertise as well as substantial investments of time and resources. Our products and technology enable our customers to shorten their own development time by integrating our proven enabling products and technology into their solutions. Rather than dedicate in-house resources to implementing industry standards, these developers can use our products and technology and focus their core competencies on building enhanced systems, products and applications.

    BROAD RANGE OF PRODUCT ENVIRONMENTS. Our products and technology provide our customers with flexibility to design individual products and applications or complete systems. Our customers can build a complete network solution for real-time IP communications using our full suite of products or integrate RADVision products with their own products or other vendor products into their real-time IP communications solution. Similarly, our technology has been designed to enable the development of a broad range of products and applications, from those that can service single users, including hand held devices and residential IP phones, to multi-user products, like highly complex, powerful carrier class gateways. Taken together, our products and technology provide all of the key network components necessary to build a real-time IP communications solutions.

    DISTRIBUTED ARCHITECTURE. We designed our products based on a distributed architecture. With a distributed architecture, the core functions needed for real-time IP communications are dispersed throughout the network at the site of each gateway, IP conferencing bridge and gatekeeper, rather than aggregated at a single centralized location. This distributed approach offers several advantages compared to a traditional centralized architecture. The distributed architecture of our products enables better utilization of network bandwidth, because communications need not be routed through a centralized location but rather can be routed over the shortest path to minimize bandwidth usage. Similarly, our distributed architecture is a scalable solution, allowing a network manager to add network resources at distributed locations incrementally as the network grows. Our distributed architecture also provides redundancy and increased fault tolerance and reliability because, unlike a centralized architecture, failure at one location will not compromise the entire network.

OUR STRATEGY

    Our goal is to be the leading provider of innovative products and technology that enable real-time voice and video communications over packet networks. Key elements of our strategy include the following:

    - MAINTAIN AND EXTEND OUR TECHNOLOGY LEADERSHIP. We believe that we have established ourselves as a technology leader in providing core-enabling technology for a broad range of IP communications products and services. We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technology for real-time packet-based communications. We place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development.

    - STRENGTHEN AND EXPAND OUR RELATIONSHIPS WITH OEM CUSTOMERS. We have established and continue to maintain collaborative working relationships with many OEMs in the IP communications market, including Bosch, Cisco, Nortel, Philips, Polycom and Siemens. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We have generally established long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships while initiating similar new relationships with leading OEMs focused on the IP communications market.

    - CONTINUE TO OFFER NEW AND ENHANCED PRODUCTS AND FEATURES. We believe we have consistently been either first, or among the first, to market products that support real-time voice, video and data communications over packet networks. We were the first to market with IP gateways that provide combined voice, video and data functionality, and first to market with software development kits for the development of H.323-compliant IP communications products and applications. We intend to utilize our technological expertise as a basis for market leadership by continuing to be first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends to develop new products and technologies that are at the forefront of technological evolution in the IP communications industry. We currently expect to introduce several new or enhanced products in 2000, including our MGCP software development kits and carrier class gatekeepers for large-scale networks.

    - EXPAND THE DISTRIBUTION CHANNELS FOR OUR PRODUCTS. We intend to continue to focus our sales and marketing efforts on expanding our distribution channels, including broadening the number of systems integrators that distribute our products. Systems integrators provide us a channel for feedback from their customers, the end-users of our products, which gives us valuable insight into evolving industry trends and customer requirements. Systems integrators represent an important independent marketing channel for our products that provides us with increased market presence through the relationships and existing customer base of these systems integrators. In addition, endorsements by leading systems integrators strengthen our brand name awareness. As part of this strategy to expand our distribution channels, we intend to open an office in Asia in 2000.

    - CONTINUE OUR ACTIVE INVOLVEMENT IN SHAPING INDUSTRY STANDARDS FOR IP COMMUNICATIONS. We actively participate in and contribute to the formulation of standards for IP communications. We intend to continue our active involvement in the organizations that define the standards for real-time communications over next generation packet networks. Our knowledge and expertise gained in participating in the development of these industry standards enable us to be among the first to market products based on new standards adopted. We are continually improving and enhancing our core enabling H.323 technology to ensure that we maintain our leadership position as a provider of superior H.323 software development kits. We are also investing significant resources in developing other emerging protocols, like MGCP. Because of our involvement in defining these IP communications standards, we believe we are well-positioned to quickly develop enhanced functionality and new products based on multiple protocols.

OUR PRODUCTS AND TECHNOLOGY

    RADVision products and technology provide the core building blocks needed for standards-based real-time voice, video and data communications over packet networks. Our customers can deploy our products as a complete network solution for IP communications, integrate our products into their own IP communications systems or use our technology to build their own standards-compliant IP communications products, systems and applications for enterprises and service providers.

    Our products and technology consist of:

    - RADVision gateways, which interface between traditional circuit-switched networks and IP networks;

    - RADVision gatekeepers, which control, manage and monitor real-time voice, video and data traffic over packet networks;

    - RADVision IP conferencing bridges, which enable voice or multimedia conferencing over packet networks among three or more participants; and

    - RADVision software development kits, which provide the core technology necessary to build interoperable, standards-compliant products, systems and applications for real-time voice and video communication over packet networks.

      RADVISION GATEWAYS

    To achieve the successful deployment of IP communications systems by enterprises and service providers, users who are connected to packet networks must be able to communicate with users who are connected to circuit-switched telephone networks. RADVision gateways provide an interface between traditional circuit-switched telephone networks and the new packet-based networks. A gateway converts voice, video and data signals received from a circuit-switched network into packets, that it then transmits in real-time over a packet-based network. When the direction of the communication is reversed, the gateway converts the packets back into circuit-switched signals.

    We offer RADVision multimedia gateways, which support real-time voice, video and data communications, and RADVision voice gateways, which support voice-only communications.

      RADVISION MULTIMEDIA GATEWAYS

    Our RADVision multimedia gateways can support up to 30 voice calls or 15 multimedia calls simultaneously. We sell these gateways principally to systems integrators and OEMs who offer IP communications solutions to enterprises for next generation networks. These gateways provide the following benefits:

    - REAL-TIME VOICE, VIDEO AND DATA COMMUNICATIONS. Our multimedia gateways support real-time voice and video calls, data collaboration as well as voice-only calls.

    - INTEROPERABILITY. Our multimedia gateways are H.323 compliant and are designed to be fully interoperable with other IP network components.

    - EMBEDDED GATEKEEPER. Our multimedia gateways contain an embedded gatekeeper that provides the gateway with similar functionality to that of a corporate telephone system, known as a private branch exchange, or PBX, including call and network management capabilities such as controlling how calls are routed, who may use the networks and how bandwidth is allocated. This embedded gatekeeper is offered free to the customer who may choose to use it or disable it. Customers who disable the embedded gatekeeper can purchase a gatekeeper from us or from another gatekeeper vendor.

    - ADVANCED CALL FUNCTIONALITY. Our multimedia gateways can support advanced PBX-like functions including call transfer and call forwarding.

    A typical configuration of our RADVision multimedia gateways in a packet network is shown below.

                                     [LOGO]

        RADVISION VOICE GATEWAYS

    Our RADVision voice gateways are optimized for voice-only functionality. Our RADVision voice gateways can support up to 30 voice calls simultaneously. These gateways were developed based upon the technology contained in our multimedia gateways for voice and video calls and can be easily up-graded to a multimedia gateway. We sell our RADVision voice gateways to OEMs that build solutions for enterprises and require gateways to interface voice calls between traditional circuit-switched telephone networks and packet networks.

    Our voice gateways are designed for two principal applications:

    - as gateways to connect traditional PBXs for circuit-switched networks with new PBXs built for packet-based networks, also known as IP/PBXs, and

    - as gateways to interconnect two circuit-switched PBX systems over a packet network, thus bypassing the circuit-switched network.

    Our RADVision voice gateways contain embedded gatekeepers and are interoperable with other H.323 compliant network components. Our RADVision voice gateways also provide the advanced call functionality of our multimedia gateways.

    A configuration of our RADVision voice gateways demonstrating both applications of these gateways is shown below.

                                     [LOGO]

        RADVISION VIDEO INTERFACE UNITS

    Enterprises have invested significant resources in outdated, or legacy, videoconferencing equipment that are designed to function only over circuit-switched networks. Our RADVision video interface unit was designed to extend the life of this equipment by allowing legacy videoconferencing systems to be connected directly to a packet network rather than the circuit-switched network. Our RADVision video interface units are affordable, single user gateways designed specifically to interconnect legacy video equipment with packet networks. Because most new videoconferencing systems are designed to connect directly to packet networks, we expect that the market for these units will decrease significantly over time.

        RADVISION GATEKEEPERS

    Gatekeepers perform the essential network function of controlling and managing real-time voice, video and data communications on a packet-based network. Gatekeepers define and control how traffic is routed over a packet-based network by identifying the IP destination address and routing the traffic to that destination. Gatekeepers also enable the provisioning of advanced PBX-like functions, including call forwarding, multi-point conferencing and call transfer. Network managers use gatekeepers to configure, monitor and manage the voice and video call activity on a packet network to ensure optimal implementation of the network. Gatekeepers log and track call activity and maintain details of network activity which permit the network manager to monitor IP communications activity on the network, including number of calls, number of users and bandwidth usage.

    We provide a free embedded gatekeeper in our gateways. We also sell a stand-alone gatekeeper software application that is designed to be installed on any computer that supports the Microsoft Windows NT operating system. We sell this off-the-shelf application to systems integrators as a complementary product to our family of gateways and IP conferencing bridges. These customers combine RADVision gatekeeper application software with other IP network components to build complete IP communications solutions. These customers typically purchase our gatekeeper application in conjunction with the purchase of our gateways or IP conferencing bridges to use instead of our free embedded gatekeeper.

    We also sell gatekeeper technology in the form of software development kits that enable our OEM customers to build and customize their own gatekeeper applications. Our gatekeeper software development kit offers the software developer full control over a wide range of gatekeeper functions and the flexibility to customize and further differentiate the gatekeeper to respond to the needs of their particular market. By using RADVision software development kits, our customers can build upon our proven technology and bring their gatekeeper products to market quickly.

        RADVISION IP CONFERENCING BRIDGES

    While communications between two parties involves point-to-point connections, conferencing between multiple parties involves multipoint communications among three or more participants. In traditional circuit-switched networks, conferencing bridges connect callers to each other through a central bridge that conducts the conference call. As enterprises migrate to packet networks, IP conferencing bridges are needed to conduct conference calls over these next generation networks. We were one of the first and remain one of a few companies to offer IP conferencing bridges for multipoint communications.

    Traditionally, voice or video conferencing required the conference to be arranged in advance by a network administrator and remain attended by an operator for the duration of the conference. Our RADVision IP conferencing bridges allow voice or video conferencing among multiple participants over IP networks without any advance arrangements or the assistance of an operator. Participants simply dial a number and the conferencing bridge automatically arranges the conference call. Additional participants can join the conference while it is in progress or by being added to the conference by any party already participating in the conference. Traditional conferencing bridges were primarily built as large complex carrier class bridges that were not appropriate for installation within an enterprise, requiring enterprises to contract with external service providers to conduct conference calls. Our

RADVision IP conferencing bridges are substantially less expensive and are designed to be deployed locally within an enterprise network, eliminating the need to contract with a service provider for conferencing services.

    Our RADVision IP conferencing bridges can support up to 15 simultaneous voice and video calls or 24 voice-only calls. Like our gateways, our conferencing bridges include an embedded gatekeeper. Multiple conferencing bridges can be combined to increase the number of simultaneous conferences, and conferencing bridges can be linked together to provide a solution for very large conferences, allowing for multiple conference panels with many remote viewers.

    A configuration of our RADVision IP conferencing bridges for multipoint conferencing between three or more participants is shown below.

                                     [LOGO]

        RADVISION H.323 SOFTWARE DEVELOPMENT KIT

    H.323 is currently the most widely deployed standard for real-time IP communications. All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate. As a result, communications equipment providers seeking to market H.323-compliant IP telephony and multimedia products, systems and applications need H.323 core software to develop their solutions. Rather than dedicate in-house resources to developing H.323 technology, these providers seek to build upon our proven enabling technologies.

    We sell the core enabling technology for real-time IP communications in the form of software development kits. Our RADVision H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications. Our RADVision H.323 software development kit is an integrated set of software programs which execute the H.323 protocol and perform the functions necessary to establish and maintain real-time voice, video and data communications over packet-based networks. Our technology enables our customers to focus on their core competencies and dramatically reduces the time to market of H.323-compliant IP communications products, systems and applications. Our RADVision H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

        PRODUCTS AND TECHNOLOGY UNDER DEVELOPMENT

    We intend to capitalize upon our technological leadership in real-time IP communications to develop new products and technology that meet the evolving needs of the IP communications market. Our future product and technology offerings are expected to include:

    RADVISION MGCP SOFTWARE DEVELOPMENT KITS. Media gateway control protocol, commonly referred to as MGCP, provides functions that complement H.323 and has been developed for large packet networks operated by telecommunications carriers and service providers that require gateways that can support a practically unlimited number of calls. MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways. MGCP has been adopted by large telecommunications companies and Internet service providers as well as by cable television companies building IP communications solutions over their networks. Our RADVision MGCP software development kit will be used to build MGCP compliant gateways. We intend to commercially release our MGCP software development kit in 2000. We may also develop and introduce in the future products that are based on other industry standards such as SIP,or Session Initiation Protocol, to the extent we believe that these products are feasible and there is a market opportunity for these products.

    RADVISION CARRIER CLASS GATEKEEPERS. Gatekeepers are generally designed to manage hundreds of simultaneous voice calls. Large packet networks operated by telecommunications carriers and service providers require gatekeepers that can support a practically unlimited number of calls. We are currently enhancing our RADVision gatekeeper to provide core functionality necessary for large IP communications networks operated by telecommunications carriers and services providers. Our carrier class gatekeeper software development kit release will support high performance, high reliability, carrier class platforms, including network platforms developed by Cisco, Compaq and Hewlett-Packard. We expect our customers to introduce systems for creating new IP-based services incorporating our carrier class gatekeeper in 2000.

CUSTOMERS

    We sell our products to OEMs, systems integrators and value added resellers, or VARs. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communications solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other manufacturers to build complete IP communications solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVision label or under their private label.

    We sell our technology in the form of software development kits to developers of IP communications products, systems and applications for developing their own IP communications solutions based on our core enabling technology.

    The following is a representative list of our customers who have purchased more than $200,000 of our products or technology since January 1, 1999:

Alcatel                                   Frebon International                      PictureTel
Bosch Telecommunications                  LG Information and                        Philips
Cisco Systems                             Communications                            Shanghai Bell
Computer and Communications               Madge Networks                            Siemens
  Laboratory                              NTT                                       3Com
France Telecom                            Nortel                                    VCON

SALES AND MARKETING

    SALES ORGANIZATION. We market and sell our products through multiple channels in North America, Europe, the Far East and Israel. Our products are sold to end-users principally through indirect channels by OEMs, system integrators and value added resellers. We market and sell our technology, primarily in the form of software development kits, directly to developers of IP communications products and applications. In Taiwan, Korea and Japan, we sell our software development kits indirectly through local sales representatives.

    Our sales organization is managed from our corporate headquarters in Tel Aviv. We currently have sales offices in Tel Aviv, Israel, in Mahwah, New Jersey and in Sunnyvale, California. We intend to establish a sales office in Asia in the year 2000. North America is currently our largest market, contributing approximately 54% of our total sales for the year ended December 31, 1999.

    We have dedicated sales teams to support our larger strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

    MARKETING ORGANIZATION. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to support and enhance our market position as an industry leader. Our current marketing efforts include various programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communications technology and the benefits of our products and technology. We also view our web site as an important marketing tool. We intend to enhance our web site to create a reference site for IP communications, featuring broad-based coverage of issues relevant to the IP communications industry, as well as important product and market trends.

    To reinforce and further strengthen our market position as a technology leader in the field of real-time IP communications, we actively participate in key industry consortia. We are a member of the board of directors of the International Multimedia Telecommunications Consortia, or IMTC, a global organization to promote interoperable multimedia communications solutions based on international standards, and are responsible for directing its marketing activities. We regularly participate in IMTC-sponsored InterOP events, a vendor-neutral forum where IMTC members test the interoperability of their products.

    We are also active in defining and reviewing evolving IP communications standards that are being developed by international standards bodies including:

    - the ITU-T, which has published the H.323 standard;

    - the Internet Engineering Task Force, or IETF, which has published the SIP standard; and

    - CableLabs, an organization of cable operators which is currently working on defining the MGCP standard.

CUSTOMER CARE AND SUPPORT

    Our ability to provide our customers with responsive and qualified customer care and support services globally is essential to attract and retain customers, build brand loyalty and maintain our leadership position in the market. We believe our customer care and support organizational structure enables us to provide superior technical support and customer service on a cost- and time-efficient basis.

    We provide global customer care and support for our products and technology. Our customer care and technical support teams are located in Tel Aviv, Israel, in Mahwah, New Jersey and in Sunnyvale, California. We assist our customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our customers to provide local support in each of the geographical areas in which our products are sold. We also provide customers the option of obtaining, for a fee, 24 hours a day, 7 days a week help-desk support.

    In addition, customers who purchase our software development kits generally request that we provide them ongoing engineering and technical support services to integrate our technology into their products, although these services are not essential for the use of our software development kits. Our standard software development kit contract provides for one year of support services, renewable annually at the customer's option. Customers who have contracted for support services receive all relevant software updates and enhancements as well as access to our customer care and technical support teams.

RESEARCH AND DEVELOPMENT

    We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

    As of December 31, 1999, our research and development staff consisted of approximately 94 employees. Our research and development activities are conducted at our facilities in Tel Aviv, Israel and in our office in Mahwah, New Jersey. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

MANUFACTURING AND ASSEMBLY

    Our manufacturing operations consist of materials planning and procurement, out-sourcing of sub-assemblies, final assembly, product assurance testing, quality control and packaging and shipping. We assemble and test our products at our facilities in Tel Aviv, Israel. We test our products both during and after the assembly process using internally developed product assurance testing procedures. We have a flexible assembly process that enables us to configure our products at the final assembly stage for customers who require that our products be modified to bear their private label. This flexibility is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We use an enterprise resource planning, or ERP, system that we purchased from BAAN Systems that we modified to our specific needs. This system allows us to use just in time procurement and manufacturing procedures. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our commitment to assembly process design. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

    As part of our commitment to quality, we have been certified as an ISO 9002 supplier. The ISO 9002 standard defines the procedures required for the manufacture of products with predictable and stable performance and quality. We are continuously trying to improve our quality based on the guidelines dictated by the ISO 9002 standard.

INTELLECTUAL PROPERTY

    We rely on copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, employees and others to protect our intellectual property.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and technology or obtain and use information that we regard as proprietary. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell products do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our intellectual property.

    We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

COMPETITION

    We compete in a new, rapidly evolving and highly competitive and fragmented market. We expect competition to intensify in the future. We believe that the main competitive factors in our market are time to market, product quality, features, cost, technological performance, scalability, compliance with industry standards and customer relationships.

    The principal competitors in the market for our products and software development kits currently include:

PRODUCTS                                        SOFTWARE DEVELOPMENT KITS
---------------------------------------         ------------------------------------------------------
- Ezenia!, formerly known as Video-             - DataBeam, a subsidiary of Lotus/IBM
  Server                                        - DynamicSoft
- White Pine Software                           - Elemedia, a subsidiary of Lucent
- In-house developers employed by               - Trillium Digital Systems
  manufacturers of telecommunications
  equipment and systems

    Other companies, including Accord Networks, have announced products that may compete with ours. Additional competitors may enter each of our markets at any time.

    Both Vovida Networks, Inc. and OpenH323 offer H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

FACILITIES

    Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 25,481 square feet of leased office space in Tel Aviv, Israel. The expiration dates of the lease of our principal offices range from August 2000 to December 2000. We intend to relocate our corporate headquarters in Tel Aviv, Israel to new facilities in 2000. In the United States, we lease approximately 9,000 square feet in Mahwah, New Jersey expiring in May 2002 and approximately 1,232 square feet in Sunnyvale, California expiring in December 2002.

EMPLOYEES

    As of December 31, 1999, we had 192 employees worldwide, of whom 94 were employed in research and development, 53 in sales and marketing, 10 in management and administration and 35 in operations. We have standard employment agreements with all of our employees located in Israel. Of our employees, 153 are based in Israel and 39 are based in the United States.

    None of our employees is represented by a labor union. To date, we have not experienced any work stoppages.

LEGAL PROCEEDINGS

    We are not party to any material legal proceedings.

    In 1998, Lucent sent correspondence to our affiliate, RAD Data Communications Ltd., alleging that some products manufactured by RAD and some of its affiliates, including us, infringe upon specified Lucent patents and offering to license these patents to RAD and its affiliates. In subsequent correspondence, RAD requested that Lucent specifically substantiate each allegation of infringement before RAD or any of its affiliates would be prepared to enter into any licensing arrangements. RAD has recently received further correspondence from Lucent in which Lucent has reiterated its claims. RAD does not believe Lucent has substantiated its claims and has communicated this belief to Lucent. RAD advises us that the alleged infringement claims are unresolved.

    The elements of our products that Lucent has alleged infringe upon its patents are contained within components which we obtain from a third party manufacturer. We believe that the third party manufacturer has a license to use these patents and that we may be entitled to the benefits of this license.

    In addition, based on Lucent's fee and royalty schedule for licensing the relevant patents, we believe that any licensing fee and royalty payments that we may be required to pay for the right to use Lucent's patents would not have a material impact on our earnings. As a result, we do not believe that Lucent's allegations will have a material adverse effect upon us, our business, financial condition or liquidity.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table lists our current directors and executive officers:

NAME                            AGE                              POSITION
----                          --------   --------------------------------------------------------
Yehuda Zisapel                   57      Chairman of the Board of Directors

Ami Amir                         55      Chief Executive Officer, President and Director

Eli Doron                        47      Chief Technical Officer and Executive Vice President

Yeshayahu Gordon                 43      Vice President, Global Sales

Michelle Blank                   45      Vice President, Global Marketing

David Seligman                   41      Chief Financial Officer

Yael Langer                      35      General Counsel and Secretary

Zohar Zisapel                    50      Director

Adi Gan                          31      Director

Dan Goldstein                    45      Director

Hillel E. Milo                   49      Director

Efraim Wachtel                   54      Director

Andreas Mattes                   38      Director Nominee

---------------

    Adi Gan, Dan Goldstein and Hillel Milo are independent directors.

    Andreas Mattes shall become a director upon the closing of the private placement.

    YEHUDA ZISAPEL has served as a director of RADVision since November 1992 and as our chairman of the board of directors since August 1999. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a leading worldwide data communications company headquartered in Israel, of which he has served as a director since 1979, and its affiliate, BYNET Data Communications Ltd.
Mr. Zisapel also serves as the chairman of the board of RIT Technologies Ltd. and RADWARE Ltd. and as a director of other companies in the RAD-BYNET group, including SILICOM Ltd. and RADCOM Ltd. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel and Zohar Zisapel are brothers.

    AMI AMIR, our co-founder, has served as our chief executive officer, president and a director since November 1992. From March 1987 to November 1992, Mr. Amir was the president of RAD Data Communications Inc. Before March 1987, Mr. Amir held senior engineering positions for Simtech Advanced Training and Simulation Systems, Tadiran Electronic Industries and Elbit Systems Ltd.
Mr. Amir has a B.Sc. degree in electronics and computer science from the Technion Israel Institute of Technology.

    ELI DORON, our co-founder, has served as our executive vice president and chief technical officer since July 1998. From October 1992 to July 1998,
Mr. Doron was our vice president of research and development. From October 1983 to October 1992, Mr. Doron held senior engineering positions at Simtech Advanced Training and Simulation Systems. Mr. Doron has a B.Sc. degree in electronics and computer science from Ben Gurion University.

    YESHAYAHU GORDON has served as our vice president of global sales since May 1999 and as our vice president of sales and marketing since August 1997. From April 1995 to July 1997, Mr. Gordon was president of RADVision Inc. From
May 1994 to April 1995, Mr. Gordon was president of Radlinx Inc. From
August 1990 to May 1994, Mr. Gordon was the district sales manager for Orbotech Inc. and, before August 1990, sales representative for DEC Israel.
Mr. Gordon has a B.Sc. degree in physics and computer science from Tel Aviv University.

    MICHELLE BLANK has served as our vice president of global marketing since May 1999. From June 1997 to May 1999, Ms. Blank was president of RADVision Inc. From September 1990 to June 1997, Ms. Blank acted as an independent consultant to several technology companies. Ms. Blank has a Ph.D. degree in cognitive science from The University of Texas.

    DAVID SELIGMAN has served as our chief financial officer since
November 1999. From July 1996 until November 1999, Mr. Seligman was the chief financial officer and secretary of LanOptics Ltd. From October 1993 until June 1996, Mr. Seligman was a senior financial analyst for Fidelity Investments Systems Company. Mr. Seligman has a B.A. in political science and geography and an M.B.A. in accounting and finance from Tel Aviv University.

    YAEL LANGER has served as our general counsel since July 1998. Ms. Langer is also general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. degree from the Hebrew University in Jerusalem.

    ZOHAR ZISAPEL has served as a director of RADVision since November 1992 and was chairman of the board of directors until August 1999. Mr. Zisapel is also a founder and a director of RAD, of which he has served as president since January 1982, and a director of other companies in the RAD-BYNET group, including RADCOM, SILICOM, RIT and RADWARE. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. degrees in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Zohar Zisapel and Yehuda Zisapel are brothers.

    ADI GAN has served as a director of RADVision since August 1998. Since January 1998, Mr. Gan has been an investment manager with Evergreen's Venture Capital Group. From August 1995 until January 1998, Mr. Gan was employed by TesCom Ltd., initially as a project manager and then as a manager of the real-time system division of TesCom Ltd. Mr. Gan has a B.Sc. in physics from the Technion, Israel Institute of Technology, and a M.Sc. in chemistry from Tel Aviv University.

    DAN GOLDSTEIN has served as a director of RADVision since January 2000. In 1985, Mr. Goldstein founded Formula Systems (1985) Ltd. and has been its chief executive officer and chairman of the board of directors since that time.
Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including ForSoft Ltd., Sintec Advanced Technologies Ltd., F.C.T. Formula Computer Technologies Ltd. and Applicom Software Industries (1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein has a B.Sc. degree in mathematics and computer science and an M.B.A. in business administration from Tel Aviv University.

    HILLEL E. MILO has served as a director of RADVision since May 1995. Until July 1999, Mr. Milo was president and chief executive officer of Israel Infinity Venture Capital Fund. Since January 1995, Mr. Milo has been chief executive officer and managing director of Clal Venture Capital Fund L.P. In 1993,
Mr. Milo co-founded Walden Israel Venture Capital fund and has been the general partner of that fund since that time. Mr. Milo has a B.Sc. in mechanical engineering and a M.A. in management science from the University of Alabama.

    EFRAIM WACHTEL has served as a director of RADVision since March 1998.
Mr. Wachtel has been president and chief executive officer of RAD since
November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD. Before October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the U.S. Mr. Wachtel has a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology.

    ANDREAS MATTES will be appointed a director of RADVision effective upon the closing of the private placement. Since April 1999, Mr. Mattes has been the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes was the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes was the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes was the vice president of product management of Siemens PN. From October 1985 until January 1996,
Mr. Mattes held various sales, marketing and business administration positions at Siemens.

BOARD OF DIRECTORS

    Our articles of association to be adopted before the consummation of this offering provide that directors are elected at our annual general meeting of the shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each director, except for the external directors described below, holds office until the next annual general meeting of the shareholders.

INDEPENDENT DIRECTORS

    Upon the completion of this offering, our ordinary shares will be listed for quotation on the Nasdaq National Market and we will be subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, we are required to appoint a minimum of three independent directors. The independence standard under the Nasdaq rules excludes any person who is a current or former employee of a company or its affiliates as well as the immediate family members of an executive officer of a company or its affiliates. Our three independent directors, Adi Gan, Dan Goldstein and Hillel Milo, meet the independence standard of the Nasdaq rules.

ISRAELI COMPANIES LAW

    We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000 and supersedes most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the minister of justice to adopt regulations exempting from the provisions described below companies, like us, whose shares are traded outside of Israel.

EXTERNAL DIRECTORS

    QUALIFICATIONS OF EXTERNAL DIRECTORS

    Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

    - the company;

    - any entity controlling the company; or

    - any entity controlled by the company or by this controlling entity.

    The term affiliation includes:

    - an employment relationship;

    - a business or professional relationship maintained on a regular basis;

    - control; and

    - service as an office holder.

    No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director.

    Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

    ELECTION OF EXTERNAL DIRECTORS

    External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

    - the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

    - the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

    The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. Under the provisions of the Companies Law, we are required to designate the initial external directors at a shareholders' meeting to be convened no later than August 1, 2000. We intend to elect two directors as external directors after this offering.

AUDIT COMMITTEE

    NASDAQ REQUIREMENTS

    Under the Nasdaq rules, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq rules include evaluating the independence of a company's outside auditors. Our current audit committee complies with the Nasdaq rules. In addition, we are required to adopt an audit committee charter. We have adopted an audit committee charter that complies with Nasdaq specifications.

    COMPANIES LAW REQUIREMENTS

    Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding a:

    - chairman of the board of directors;

    - general manager;

    - chief executive officer; and

    - controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

    The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action.

    APPROVAL OF INTERESTED PARTY TRANSACTIONS

    The approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager. An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

INTERNAL AUDITOR

    Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, whether the company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. We intend to appoint an internal auditor that complies with the requirements of the Companies Law after this offering.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

    FIDUICIARY DUTIES OF OFFICE HOLDERS

    The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

    - information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

    - all other important information pertaining to these actions.

    The duty of loyalty of an office holder includes a duty to:

    - refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

    - refrain from any activity that is competitive with the company;

    - refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

    - disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

    Each person listed in the table under "--Directors and Executive Officers" above is an office holder.

    DISCLOSURE OF PERSONAL INTERESTS OF AN OFFICE HOLDER

    The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

    - the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

    - any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

    Under Israeli law, an extraordinary transaction is a transaction:

    - other than in the ordinary course of business;

    - otherwise than on market terms; or

    - that is likely to have a material impact of the company's profitability, assets or liabilities.

    Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

    If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter.

    DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

    Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval may include either:

    - at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting; or

    - a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

    OFFICE HOLDER INSURANCE

    Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for:

    - a breach of his duty of care to us or to another person;

    - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

    - a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

    INDEMNIFICATION OF OFFICE HOLDERS

    Our articles of association provide that we may indemnify an office holder against:

    - a financial liability imposed on him in favor of another person by any judgment concerning an act performed in his capacity as an office holder; and

    - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court relating to an act performed in his capacity as an office holder, resulting from:

       - proceedings we institute against him or instituted on our behalf or by another person;

       - a criminal charge from which he was acquitted; or

       - a criminal charge in which he was convicted for a criminal offense that does not require proof of intent.

    Our articles of association also include the following:

    - We are authorized to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is:

       - limited to specified events which the board of directors determines to be anticipated; and

       - limited in amount determined by the board of directors to be reasonable under the circumstances.

    - We are authorized to indemnify retroactively an office holder.

    LIMITATIONS ON INSURANCE AND INDEMNIFICATION

    The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

    - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

    - a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

    - any act or omission done with the intent to derive an illegal personal benefit; or

    - any fine levied against the office holder.

    In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

    We have agreed to indemnify our office holders to the fullest extent permitted under the Companies Law. Before this offering, we intend to obtain directors and officers liability insurance for the benefit of our office holders.

COMMITTEES

    Our board of directors has formed an audit committee, a share incentive committee, an option committee, an executive committee and a compensation committee.

    Our audit committee, which consists of Adi Gan, Dan Goldstein and Hillel Milo, our three independent directors, exercises the powers of the board of directors in matters relating to our accounting, reporting and financial control practices. Upon the appointment of our external directors under the Companies Law, the external directors will also serve on our audit committee.

    Our share incentive committee, which consists of Yehuda Zisapel, Hillel Milo and Ami Amir, administers our key employee share incentive plan.

    Our option committee, which consists of Yehuda Zisapel, Hillel Milo and Ami Amir, administers our consultants option plan.

    Our executive committee, which consists of Yehuda Zisapel, Hillel Milo and Ami Amir, is responsible for managing our daily operations and acting on behalf of our board of directors in exigent circumstances.

    Our compensation committee, which consists of Yehuda Zisapel and Hillel Milo, sets the annual compensation for Ami Amir, our chief executive officer.

COMPENSATION OF DIRECTORS AND OFFICERS

    The following table presents all compensation we paid to all of our directors and officers as a group for the year ended December 31, 1999. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period, including services provided by Yael Langer who is also our officer.

                                                                                 PENSION,
                                                                                RETIREMENT
                                                              SALARIES, FEES,   AND OTHER
                                                              COMMISSIONS AND    SIMILAR
                                                                  BONUSES        BENEFITS
                                                              ---------------   ----------
All directors and officers as a group, consisting of eleven
  persons...................................................      $628,000        $73,000

    As of December 31, 1999, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 320,298 ordinary shares. All our officers work full time for us except Yael Langer, who is also an officer of other companies in the RAD-BYNET group. Ms. Langer devotes between 15% to 30% of her time to us. Other than reimbursement for expenses, we do not compensate our directors for serving on our board of directors.

    Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval.

KEY EMPLOYEE SHARE INCENTIVE PLAN

    GENERAL

    In April 1996, we adopted our key employee share incentive plan. Employees of RADVision and its subsidiaries or of affiliates of RADVision belonging to the RAD-BYNET group are eligible to participate in the plan. Options granted under this plan are for a term of sixty-two months from the date of the grant of the option. The following table presents option grant information for this plan as of December 31, 1999:

ORDINARY SHARES RESERVED                     WEIGHTED AVERAGE
   FOR OPTION GRANTS       OPTIONS GRANTED    EXERCISE PRICE
------------------------   ---------------   ----------------
       3,163,523              3,038,323           $2.86


    The 3,163,523 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our consultants option plan in the aggregate. After December 31, 1999, 52,750 of the 3,038,323 options granted were exercised. We intend to grant further options under this plan to our executive officers and employees.


    PLAN ADMINISTRATION

    The share incentive committee of our board of directors administers the plan. Under the plan, the committee has the authority to determine, in its discretion:

    - the persons to whom options are granted;

    - the number of shares underlying each option award;

    - the time or times at which the award shall be made;

    - the exercise price, vesting schedule and conditions under which the options may be exercised; and

    - any other matter necessary or desirable for the administration of the plan.

    OPTION TRUST

    Under the plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. The trustee may not release the options or ordinary shares to the beneficiaries of these options or shares before the later of:

    - the second anniversary of the registration of the options in the name of the trustee; and

    - the initial public offering of our ordinary shares.

    During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised by the trustee.

    TERMINATION AND AMENDMENT

    Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

CONSULTANTS OPTION PLAN

    GENERAL

    In March 1999, we adopted our consultants option plan. Our employees and directors and consultants employed by us are eligible to participate in the plan. Options granted under the plan are for a term of sixty-two months from the date of grant of the option. The following table presents option grant information for this plan as of December 31, 1999:

ORDINARY SHARES RESERVED                     WEIGHTED AVERAGE
   FOR OPTION GRANTS       OPTIONS GRANTED    EXERCISE PRICE
------------------------   ---------------   ----------------
       3,163,523               63,300             $1.18

    The 3,163,523 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our key employee share incentive plan in the aggregate.

    PLAN ADMINISTRATION

    The option committee of our board of directors administers the plan. Under the plan, the committee has the authority to determine, in its discretion:

    - the persons to whom options are granted;

    - the number of shares underlying each option award;

    - the time or times at which the award shall be made;

    - the exercise price, vesting schedule and conditions under which the options may be exercised; and

    - any other matter necessary or desirable for the administration of the plan.

    OPTION TRUST

    Under the plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the option committee. The trustee may not release the options or ordinary shares to the beneficiaries of these options or shares before the initial public offering of our ordinary shares.

    During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised by the trustee.

    TERMINATION AND AMENDMENT

    Our board of directors may terminate or amend the plan, provided that any action by our board of directors, which will alter or impair the rights of an option holder, requires the prior consent of that option holder.

EMPLOYMENT AGREEMENTS

    At the start of their employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment as well as non-disclosure agreements. At the start of their employment, our employees in Israel generally sign written employment agreements that include confidentiality and non-compete provisions.

                             PRINCIPAL SHAREHOLDERS

    The following table presents information covering the beneficial ownership of our ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering and the concurrent private placement, by:

    - each person who is known to own beneficially more than 5% of the outstanding ordinary shares; and

    - all directors and executive officers as a group.

    The percentage of ordinary shares in the table below is based on:


    - 13,637,774 ordinary shares outstanding before this offering and the concurrent private placement; and



    - 18,028,596 ordinary shares outstanding immediately following this offering and the concurrent private placement.


    Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within 60 days of the date of this prospectus. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group.

    Unless otherwise noted below, each shareholder's address is c/o RADVision Ltd., 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.


                                                      TOTAL SHARES                      PERCENTAGE OF
                                                   BENEFICIALLY OWNED                  ORDINARY SHARES
                                            --------------------------------   --------------------------------
                                            BEFORE OFFERING   AFTER OFFERING   BEFORE OFFERING   AFTER OFFERING
                                              AND PRIVATE      AND PRIVATE       AND PRIVATE      AND PRIVATE
NAME                                           PLACEMENT        PLACEMENT         PLACEMENT        PLACEMENT
----                                        ---------------   --------------   ---------------   --------------
Yehuda Zisapel (1)........................     3,000,209         2,432,097           22.0%            13.5%
Zohar Zisapel (2).........................     3,141,368         2,545,977           23.0             14.1
Siemens Aktiengesellschaft (3)............            --         1,625,228             --              9.0
Clal Venture Capital Fund LP (4)..........     1,244,900         1,004,330            9.1              5.6
Evergreen group (5).......................     1,167,463           941,858            8.6              5.2
Samsung entities (6)......................            --         1,000,000             --              5.5
All directors and executive officers as a
  group
  (12 persons) (7)........................     9,075,110         7,983,278           66.5             44.3


------------------------

(1) After giving effect to the private placement, includes 470,249 ordinary shares owned of record by RAD Data Communications Ltd.

(2) After giving effect to the private placement, includes:

    - 470,249 ordinary shares owned of record by RAD Data Communications Ltd.;

    - 571,106 ordinary shares owned of record by Michael and Klil Holdings
      (93) Ltd.; and

    - 571,106 ordinary shares owned of record by Lomsha Ltd.

(3) The address of Siemens Aktiengesellschaft is Hofmannstrasse 51, D-81359, Munich, Germany.

(4) The address of Clal Venture Capital Fund LP is Atidim Technological Park, Building No. 4, Tel Aviv, Israel. Hillel Milo, chief executive officer and managing director of Clal Venture Capital Fund LP and a director of RADVision, disclaims beneficial ownership of the ordinary shares held by Clal Venture Capital Fund LP except to the extent of his proportional interest in the ordinary shares.

(5) After giving effect to the private placement, consists of:

    - 29,960 ordinary shares owned by Evergreen Canada-Israel Management Ltd.;

    - 127,839 ordinary shares owned by the Periscope I Fund, Israeli
      Partnership;

    - 498,931 ordinary shares owned by the Periscope I Fund, L.P.; and

    - 285,128 ordinary shares owned by IJT Technologies Ltd.

    The address of the Evergreen group is 96 Rothschild Avenue, Tel Aviv, Israel. Adi Gan, an investment manager of the Evergreen group's venture capital group and a director of RADVision, disclaims beneficial ownership of the ordinary shares held by the Evergreen group except to the extent of his proportional interest in the ordinary shares.

(6) After giving effect to the private placement, consists of:

    - 510,000 ordinary shares owned by Samsung Electro-Mechanics Co. Ltd.; and

    - 490,000 ordinary shares owned by Samsung Venture Investment Corporation.

   The address of Samsung Electro-Mechanics Co. Ltd. is 314 Maetan 3-Dong,
    Paldal-Gu, Suwon, Kyunggi-D, Korea 442-743. The address of Samsung Venture Investment Corporation is Samsung Yeok Sam Bldg. 647-9, Yeok Sam-Dong, Kang Nam-Gu, Korea 135-080.


(7) Includes 152,764 ordinary shares issuable upon the exercise of options exercisable within 60 days of the date of this prospectus.

                           RELATED PARTY TRANSACTIONS

THE RAD-BYNET GROUP

    Yehuda and Zohar Zisapel are directors and principal shareholders of RADVision. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. These corporations include:

    AB-NET Ltd.

    BYNET Data Communications Ltd.

    BYNET Electronics Ltd.

    BYNET SEMECH Ltd.

    BYNET Systems Applications Ltd.

    Commerce.net Ltd.

    Giganet Ltd.

    IP-RAD Ltd.

    RADCOM Ltd.

    RAD Data Communications

    RADGuard Ltd.

    RADLAN Computer Communications Ltd.

    RAD Network Devices

    RAD-OP Ltd.

    RADView Software Ltd.

    RADWARE Ltd.

    RADWIN Ltd.

    RIT Technologies Ltd.

    RND Networks

    SILICOM Ltd.

    In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

    Members of the RAD-BYNET group provide us with legal, human resources and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these reimbursements was approximately $155,000, $152,000 and $196,000 in 1997, 1998 and 1999.

  AGREEMENT WITH RADCOM LTD.

    In January 1999, we entered into an agreement to license our H.323 software development kit to RADCOM Ltd., an affiliated company controlled by Yehuda and Zohar Zisapel and a member of the RAD-BYNET group. The agreement, which was based on our standard form, provides for an aggregate fee of $187,000. This fee includes maintenance and support services for one year and minimum royalty payments on sales of products which incorporate the technology contained in the software development kit during the first two years of the agreement. In addition, the agreement provides that RADCOM has an option to extend the maintenance and support services for additional annual periods as well as an option to purchase additional RADVision products and technology at specified discounts.

  LEASE ARRANGEMENTS

    We lease from RIT Technologies Ltd., RAD Data Communication Ltd. and several other companies, all of which are affiliated companies controlled by Yehuda Zisapel and Zohar Zisapel and members of the RAD-BYNET group, office space of approximately 21,830 square feet in Tel Aviv, Israel, for an aggregate monthly rent of approximately $40,000. The expiration dates of these lease agreements range from August 2000 to December 2000. Under most of these lease agreements, we have the option to extend the term of the lease for additional periods.

    We lease from RAD Data Communications, an affiliated company controlled by Yehuda Zisapel and Zohar Zisapel and a member of the RAD-BYNET group, approximately 9,000 square feet for our facility in New Jersey, for a monthly rent of approximately $6,500. The term of the lease is five years, commencing May 1997 and terminating in May 2002. The monthly rent payments include a 15% intra-group discount. If the property is sold, this discount would no longer apply and our monthly payments will increase.

  SUPPLY ARRANGEMENT

    We purchase from RAD Data Communications components which we integrate into our multimedia RADVision products. The aggregate purchase price of these components was approximately $252,000 for the year ended December 31, 1998, and approximately $216,000 for the nine month period ended September 30, 1999.

    We generally ascertain the market prices for goods and services that can be obtained at arms length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved unanimously by our shareholders. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transaction and arrangement with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

PRIVATE PLACEMENTS

  1995

    In April 1995, we issued in a private placement to investors, including RAD Data Communications Ltd. and Clal Venture Capital Fund LP, an aggregate of 5,159,583 ordinary shares for an aggregate purchase price of approximately
$4.9 million, or $0.95 per share.

  1996

    In September 1996, we agreed to issue in a private placement to new investors and existing shareholders, including Clal Venture Capital Fund LP, an aggregate of 1,030,946 ordinary shares at an aggregate purchase price of approximately $1.6 million, or $1.55 per share. Out of the aggregate 1,030,946 shares, we issued 714,235 shares during September and October 1996. Under an agreement with Intel Corporation, we issued an additional 158,461 shares in November 1997 and an additional 158,250 shares in December 1999 in exchange for an additional aggregate investment in us of $500,000.

  1997

    In May through July 1997, we issued in a private placement to existing shareholders, including RAD Data Communications Ltd., Zohar Zisapel and Clal Venture Capital Fund LP, an aggregate of 269,447 ordinary shares at an aggregate purchase price of approximately $650,000, or $2.41 per share.

  1998

    In May 1998, we issued in a private placement to new investors and existing shareholders, including the Evergreen group, Zohar Zisapel, RAD Data Communications Ltd. and Clal Venture Capital Fund LP, an aggregate of 2,957,165 preferred shares at an aggregate purchase price of approximately $5 million, or $1.69 per share. We also issued 121,114 ordinary shares at NIS 0.1 per share to the May 1997 investors as an anti-dilution adjustment to the shares they purchased in the May 1997 private placement.

REGISTRATION RIGHTS

  1995

    In the private placement of our ordinary shares in April 1995, several of our shareholders were granted registration rights for their ordinary shares. The agreements grant registration rights to each of:

    - Yehuda Zisapel, Zohar Zisapel, RAD Data Communications Ltd. and the employees' trust, as a group;

    - Clal Venture Capital Fund LP and ECI Telecom Ltd., as a group; and

    - other shareholder groups specified in the agreements.

    Under the agreements, each of these shareholder groups will have the right to make a single demand for the registration of their ordinary shares outstanding at the time of this offering, provided that:

    - the shareholder group owns at least 2% of our outstanding share capital;
      and

    - the demand covers shares representing a market value of at least $3 million and does not include shares which may be sold without restriction within three months from the date of the demand.

    The shareholders' rights will be exercisable at any time commencing on the first anniversary of the consummation of this offering and for a period of three years. In addition, each of the investors in the April 1995 private placement has the right to have its ordinary shares included in some of our registration statements, provided that the shareholder owns at least 2% of our outstanding share capital at the time it exercises this right.

  1996

    In the private placement of our ordinary shares in September 1996, Intel Corporation was granted registration rights for their ordinary shares. The agreement provides for registration rights on the same terms and conditions as contained in the private placement agreements of April 1995.

  1998

    In the private placement of our preferred shares in May 1998, several of our shareholders were granted registration rights for the ordinary shares outstanding or to be issued upon conversion of their preferred shares, which represent 2,957,165 ordinary shares in the aggregate.

    The agreement provides that the purchasers of the preferred shares in May 1998, as a group, will have the right to make a demand on two occasions for the registration of their ordinary shares outstanding at the time of this offering, provided that:

    - the demand covers shares representing a market value of at least $3 million; and

    - the demand does not include shares which may be sold without restriction within three months from the date of the demand.

    The shareholders' rights will be exercisable at any time commencing on the first anniversary of the consummation of this offering and for a period of three years or, in specified cases, for a period of five years. In addition, each of the investors in the May 1998 private placement has the right to have its ordinary shares included in some of our registration statements. The agreement also provides that if subsequent investors in RADVision are granted more favorable terms concerning demand or other registration rights, each of the investors will be granted identical rights, for so long as they own at least 5% of our outstanding shares at that time.

AGREEMENTS WITH OUR CHIEF EXECUTIVE OFFICER

  FOUNDERS AGREEMENT


    In January 1992, Messrs. Yehuda and Zohar Zisapel entered into an agreement with Ami Amir, under which Ami Amir agreed to serve as our chief executive officer for a period of not less than 5 years. In consideration for his services, Zohar Zisapel and Yehuda Zisapel transferred 11% of our then outstanding share capital to Ami Amir. The agreement provides that so long as Ami Amir is our shareholder or director, he may not engage in business activities that compete with us or pertain to data communications. In addition, none of the parties may disclose to third parties information pertaining to our business. The agreement also gives each of Messrs. Yehuda and Zohar Zisapel and Ami Amir a right of first refusal if any of them offers to transfer their shares to a third party.


  GRANT OF SECURITIES

    Under agreements between us, Messrs. Yehuda and Zohar Zisapel and Ami Amir dated April 7, 1995 and January 1, 1999, we issued 196,652 ordinary shares and granted 119,848 options to Ami Amir. The shares and options will vest over a five year period, commencing January 1, 1999. This five-year period will be reduced by a factor of two upon the consummation of this offering.

  LOAN AGREEMENT

    In July 1997, we entered into an agreement with Ami Amir under which we loaned him approximately $66,000 at an annual interest rate of 1% linked to the Israel consumer price index. The loan is scheduled to be repaid upon the earlier of the termination of his employment with us or the sale by Ami Amir of all or any portion of his shares of RADVision. As of December 31, 1999, the outstanding balance of this loan was approximately $65,000, consisting of principal and accrued interest. Ami Amir's shares of RADVision serve as collateral for the payment of the loan.

VOTING AGREEMENT

    Upon the completion of the private placement, Siemens and some of our existing shareholders, including our chairman of the board, our chief executive officer, the Evergreen group, Clal Venture Capital Fund LP and Zohar Zisapel, will enter into a voting agreement. The voting agreement provides that, in the election of our directors, the shareholders party to the agreement will nominate and vote for a nominee of Siemens to serve as a director and as many other nominees as the other shareholders party to the agreement shall unanimously propose to serve as directors. However, the number of directors that the other shareholders propose to serve as directors shall at a minimum be equal to the number of directors which these shareholders have appointed to the board at the date of this prospectus. If all directors, except for one director, decide that the continuation of a director on our board may damage our business prospects, then the director shall be removed from our board.


    The voting agreement expires three years following the date of this prospectus, provided that it shall be automatically extended for two additional one-year periods, unless any of the parties to the agreement notifies each of the other parties 60 days before the expiration date of the then current term. After giving effect to this offering and the concurrent private placement, 8,608,642 ordinary shares, representing approximately 47.7% of the outstanding shares, will be subject to the voting agreement.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.


    Assuming no exercise of outstanding options, we will have an aggregate of 18,028,596 ordinary shares outstanding upon completion of this offering and the concurrent private placement. Of these shares, the 3,800,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates under Rule 144 of the Securities Act.



    The remaining 14,228,596 ordinary shares will be held by our existing shareholders and the investors in the concurrent private placement and will be restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. These rules are summarized below.



    The following table indicates approximately when the 14,228,596 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 or 701:


           ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET


90 days after the date of this prospectus...................     569,334
180 days after the date of this prospectus..................  10,875,784
270 days after the date of this prospectus..................   2,625,228
More than 270 days after the date of this prospectus........     158,250


LOCK-UP AGREEMENTS

    Our officers and directors, all of our employees and substantially all of our existing shareholders have signed lock-up agreements under which they agreed not to dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus. Dispositions can be made sooner with the prior written consent of Lehman Brothers Inc. In addition, as a condition to the private placement, Siemens and Samsung have signed lock-up agreements prohibiting the disposition of the shares they acquire in the private placement for a period of 270 days after the date of this prospectus.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - 1% of the number of ordinary shares then outstanding, which will equal approximately 180,285 ordinary shares immediately after this offering; or


    - the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person:

    - who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

    - who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,

is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

RULE 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us under a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

    The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

    - by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

    - by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

OPTIONS


    Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act covering 3,163,523 ordinary shares reserved for issuance under our share option plans. The registration statement on Form S-8 will become effective automatically upon filing. As of December 31, 1999, options to purchase 3,101,623 ordinary shares were issued and outstanding, of which options to purchase 542,903 ordinary shares had vested. After December 31, 1999, 52,750 options were exercised. Ordinary shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.


REGISTRATION RIGHTS


    Beginning on the first anniversary of the completion of this offering, the holders of 13,336,255 ordinary shares are entitled to request that we register their ordinary shares under the Securities Act. After these ordinary shares are registered, they will become freely tradable without restriction under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

                          DESCRIPTION OF SHARE CAPITAL


    Upon completion of this offering, our authorized share capital will be 25,000,000 shares, of we will be authorized to issue 24,984,470 ordinary shares and 15,530 deferred shares. On January 18, 2000, our board of directors declared, and our shareholders approved, effective immediately before this offering:


    - a share dividend of 20.1 ordinary shares for each ordinary share then outstanding; and

    - a 10-for-1 share split.


    In addition, before the share split and the distribution of the share dividend, each preferred share will automatically convert into one ordinary share. Immediately following the conversion of our preferred shares, the share split and the distribution of the share dividend, there will be 13,637,774 ordinary shares issued and outstanding.


    Upon completion of this offering, all outstanding ordinary shares, including the ordinary shares issued in this offering, will be validly issued and fully paid and will not have preemptive rights, rights of first refusal, except for a contractual right of first refusal among the founders, or co-sale rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except for ownership by nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

DEFERRED SHARES

    As of December 31, 1999, our authorized share capital includes 12,760 deferred shares, as adjusted for the share split, all of which are issued and outstanding. The deferred shares were created upon the conversion of ordinary shares allocated to a trust and held on behalf of our employees when the employees to whom the shares were allocated left us. Our shareholders have resolved that, effective upon completion of this offering, an additional 2,770 ordinary shares be converted into deferred shares due to additional employee departures. The deferred shares confer no rights or privileges on their holders except for the right to receive upon our dissolution or liquidation NIS 0.1 per deferred share. Holders of deferred shares will not receive the share dividend.

TRANSFER OF SHARES AND NOTICES

    Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Our articles of association provide that each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting.

ELECTION OF DIRECTORS

    Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect most of our directors.

DIVIDEND AND LIQUIDATION RIGHTS

    We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. The board of directors may declare interim dividends and propose the final dividend for any fiscal year only out of retained earnings. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Our articles of association provide that the declaration of a dividend must be approved by an ordinary shareholders' resolution, which may decrease but not increase the amount proposed by the board of directors.

VOTING

    Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

QUORUM

    The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1/3% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

RESOLUTIONS

    An ordinary resolution, like a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under our articles of association, a special or extraordinary resolution requires approval of the holders of 65% of the voting rights represented at the meeting and voting on the resolution. Special or extraordinary resolutions include resolutions for:

    - amending our memorandum of association or articles of association;

    - approving changes in capitalization;

    - winding-up; or

    - authorization of a class of shares with special rights.

    Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority and all shareholders meetings require prior notice of at least 21 days. However, companies, such as ours, which have been incorporated before the Companies Law became effective, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Companies Law. The Companies Law requires that the first amendment of a company's articles of association following the effective date of the Companies Law be approved by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the amendment.

SHAREHOLDER DUTIES

    Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he hold shares and towards the company's other shareholders and to refrain from abusing his power in the company. This duty extends to voting in the general meeting of shareholders on the following matters:

    - any amendment to the articles of association;

    - an increase of the company's authorized share capital;

    - a merger; or

    - approval of some of the acts and transactions which require shareholder approval.

    In addition, a shareholder has the general duty to refrain from depriving rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of these duties.

REGISTRATION RIGHTS

    For a discussion of registration rights we have granted to shareholders, please see the section of this prospectus entitled "Related Party
Transactions--Registration Rights."

ANTI-TAKEOVER PROVISION

    The Companies Law requires a party who wishes to acquire shares of a publicly-held company without the approval of its minority shareholders to acquire 95% of all outstanding shares not held by the acquirer before the acquisition. Even if the acquirer acquires 95% of the outstanding shares, the remaining minority shareholders may seek to block the acquisition in court.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

    The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

    The Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. If there already is another shareholder who holds more than 25% but less than 50% of the company's outstanding share capital, the Companies Law provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. However, under the Companies Law, if following any acquisition of shares, the acquirer who hold 90% or more of the company's shares, the acquisition must be made by means of a tender offer for all of the shares of the class. These rules do not apply if the acquisition is made by way of a merger.

MODIFICATION OF CLASS RIGHTS

    Under our articles of association, the rights attached to any class, unless otherwise provided by the terms of the class, including voting, rights to dividends and the like, may be varied by:

    - written consent of holders of 65% of the issued shares of that class; or

    - adoption of a resolution by the holders of 65% of the shares of that class at a special meeting of the holders of that class.

ISRAELI SECURITIES LAW REQUIREMENTS

    We have received from the Israeli Securities Authority an exemption from Israel's prospectus delivery requirements applicable to the offering. We have also received from the Israeli Securities Authority an exemption from the reporting obligations to which Israeli companies whose shares are publicly traded are subject, provided that a copy of each of the reports filed by us under applicable United States securities laws shall be available for public review at our offices.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

                              CONDITIONS IN ISRAEL

    We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel.

POLITICAL CONDITIONS

    Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian declaration of principles and several other agreements have been signed between Israel and the Palestinians. As of the date of this prospectus, Israel has not entered into any peace agreement with Syria and Lebanon. We cannot assure you whether any peace agreement with Syria and Lebanon will be signed.

    Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to these countries, we believe that in the past, the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

    All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

ECONOMIC CONDITIONS

    Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy, by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly to allow Israeli residents to deal in foreign currency and non-residents of Israel to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

    The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

TRADE RELATIONS

    Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is signatory to the Global Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

    Israel and the EEC, known now as the European Union, concluded a free trade agreement in July 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

                        TAXATION AND GOVERNMENT PROGRAMS

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

    The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares offered by this prospectus and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

    PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

    GENERAL CORPORATE TAX STRUCTURE

    Israeli companies are subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an approved enterprise discussed further below, may be considerably less.

    TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS,
     1959

    The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

    Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the remainder of the benefit period.

    A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

    A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years. The tax rate is for the additional eight years is 25% unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

    A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises which is 15%, if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

    Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

    The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

    The Investment Center of the Ministry of Industry and Trade has granted several investment programs at our manufacturing facility approved enterprise status under Israeli law. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years depending on the percentage of our share capital held by non-Israelis, commencing when we begin to realize net income from these programs. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

    We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise programs. Subject to compliance with applicable requirements, income derived from our approved enterprise programs will be tax exempt for a period of two years commencing in the first year in which there is taxable income and will be subject for the subsequent period of five years to a reduced company tax of up to 25%, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

    GRANTS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND
     DEVELOPMENT, 1984

    Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from our technology developed using these grants until 100%-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

    The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

        MANUFACTURING VOLUME             ROYALTIES TO THE CHIEF SCIENTIST
          OUTSIDE OF ISRAEL                  AS A PERCENTAGE OF GRANT
-------------------------------------  -------------------------------------
            less than 50%                              120%
         between 50% and 90%                           150%
            more than 90%                              300%

    The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

    Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month London interbank offered rate applicable to dollar deposits that is published on the first business day of each calendar year.

    The funds generally available for grants from the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

    TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

    Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if:

    - the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

    - the research and development is for the promotion of the company; and

    - the research and development is carried out by or on behalf of the company seeking the deduction.

    Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

    TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

    According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law.

    Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

    - deduction of purchases of know-how and patents over an eight-year period for tax purposes;

    - deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

    - right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

    - accelerated depreciation rates on equipment and buildings.

    Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

    We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

    SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

    The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

    - There is a special tax adjustment for the preservation of equity as follows:

       - Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

       - Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

    - Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

    - Gains on traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

    CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

    Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

    Under current law, sales of our ordinary shares offered by this prospectus are exempt from Israeli capital gains for so long as they are quoted on Nasdaq or listed on a stock exchange in specified countries and we qualify as an industrial company. We cannot assure you that we will maintain this qualification or our status as an industrial company. Moreover, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

    Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

    - who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

    - who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

    However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

    TAXATION OF NON-RESIDENT HOLDERS OF SHARES

    Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source. Unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, the withholding rate is as follows:

                                                      DIVIDENDS NOT GENERATED BY AN
                                                           APPROVED ENTERPRISE
                                                 ---------------------------------------
           DIVIDENDS GENERATED BY AN             U.S. COMPANY HOLDING 10%      OTHER
              APPROVED ENTERPRISE                 OR MORE OF OUR SHARES     NON-RESIDENT
           -------------------------             ------------------------   ------------
                      15%                                  12.5%                  25%

    Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

    FOREIGN EXCHANGE REGULATIONS

    We are permitted to pay in Israeli and non-Israeli currency:

    - dividends to holders of our ordinary shares; and

    - any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

    If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a U.S. holder, that is:

    - a citizen or resident of the United States,

    - a corporation created or organized in the United States or under the laws of the United States or of any state,

    - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

    - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This summary considers only U.S. holders that will own ordinary shares as capital assets.

    This discussion is based on current provisions of the Internal Revenue Code of 1986, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

    - are broker-dealers or insurance companies;

    - have elected mark-to-market accounting;

    - are tax-exempt organizations;

    - are financial institutions or financial services entities;

    - hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

    - own directly, indirectly or by attribution at least 10% of our voting power; and

    - have a functional currency that is not the U.S. dollar.

    In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

    Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. holder, or a non-U.S. holder, are also discussed below.

    EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES TO HIM OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

    TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

    A U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder's basis in the ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of ordinary shares.

    Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

    U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules which limit foreign tax credits allowable for specific classes of income to the United States federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

    A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

    - to the extent the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date; or

    - to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property.

    Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

    TAXATION OF THE DISPOSITION OF ORDINARY SHARES

    Upon the sale, exchange or other disposition of ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ordinary shares, which is usually the cost of the shares, and the amount realized on the disposition. If, as anticipated, the ordinary shares are publicly traded, a disposition of shares will be considered to occur on the trade date, regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a maximum 20% rate of taxation for individuals. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

    A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. The U.S. holder may avoid realizing foreign currency gain or loss if he has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

    TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

    We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in this offering.

    If we were a PFIC, and a U.S. holder did not make an election to treat us as a qualified electing fund as described below, excess distributions by us to a U.S. holder would be taxed in a special way. Excess distributions are amounts received by a U.S. holder on our stock in any taxable year that exceed 125% of the average distributions received by the U.S. holder from us in the shorter of:

       - the three previous years; or

       - the U.S. holder's holding period for ordinary shares before the present taxable year.

    Excess distributions must be allocated ratably to each day that a U.S. holder has held our stock. A U.S. holder would then be required to include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

    The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

    A U.S. holder's tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not receive a step-up to fair market value as of the date of the deceased's death but would instead be equal to the deceased's basis, if lower.

    The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a qualified electing fund in the first taxable year in which the U.S. holder owns ordinary shares and if we comply with specified reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. We will supply U.S. holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

    The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing a copy of the form with the IRS Service Center in

Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

    A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules presented above would not apply for periods covered by the election.

    We do not believe that we will be a PFIC in 2000. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Therefore, there can be no assurance that we will not become a PFIC in 2000 or in a subsequent year. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election. U.S. holders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

    TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

    Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

    - the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

       - in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

       - in the case of an individual, the item is attributable to a fixed place of business in the United States;

    - the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

    - the non-U.S. holder is subject to tax under the provisions of United States tax law applicable to U.S. expatriates.

    INFORMATION REPORTING AND BACK-UP WITHHOLDING

    U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Under existing regulations, dividends are not subject to back-up withholding. U.S. holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

    Non-U.S. holders generally are not subject to information reporting or back-up withholding for dividends paid on, or upon the disposition of, ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

    Treasury regulations effective January 1, 2001 impose back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares.

    The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's United States federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

                                  UNDERWRITING

GENERAL

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Salomon Smith Barney Inc., U.S. Bancorp Piper Jaffray Inc. and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us the number of ordinary shares shown opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Lehman Brothers Inc.........................................
Salomon Smith Barney Inc....................................
U.S. Bancorp Piper Jaffray Inc..............................
Fidelity Capital Markets, a division of
  National Financial Services Corporation...................

                                                              ---------
      Total.................................................  3,800,000
                                                              =========

    The underwriting agreement provides that the underwriters' obligations to purchase ordinary shares depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the ordinary shares are purchased by the underwriters under the underwriting agreement, then all of the ordinary shares which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

COMMISSIONS AND EXPENSES

    The representatives had advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession
not in excess of $           per share. The underwriters may allow, and the
selected dealers may reallow, a concession not in excess of $           per
share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share less the amount paid to us per share. The underwriting discounts and commissions will equal 7% of the public offering price.

                                                                                  TOTAL
                                                                     -------------------------------
                                                                        WITHOUT            WITH
                                                         PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                         ---------   --------------   --------------
Underwriting discounts and commissions to be paid by
  us...................................................  $             $               $

    We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $2,000,000.

OVER-ALLOTMENT OPTION

    We have granted to the underwriters an option to purchase up to an aggregate of 570,000 additional ordinary shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional ordinary shares proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the ordinary shares to the underwriters.

LOCK-UP AGREEMENTS

    We have agreed that, without the prior written consent of Lehman
Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any ordinary shares or any securities which may be converted into or exchanged for any ordinary shares for a period of 180 days from the date of this prospectus. Each of our officers and directors, all of our employees and substantially all of our existing shareholders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any ordinary shares or any securities which may be converted into or exchanged for any ordinary shares for a period of 180 days from the date of this prospectus. In addition, as a condition to the private placement, Siemens and Samsung have agreed not to dispose of the shares they acquire in the private placement for a period of 270 days from the date of this prospectus.

OFFERING PRICE DETERMINATION

    Before this offering, there has been no public market for the ordinary shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the ordinary shares, the representatives will consider prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earnings prospects, an overall assessment of our management and the consideration of these factors in relation to market valuation of companies in related businesses.

INDEMNIFICATION

    We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the ordinary shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase ordinary shares. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the ordinary shares. These transactions may consist of bids or purchases for the purpose of stabilizing, fixing or maintaining the price of the ordinary shares.

    The underwriters may create a short position in the ordinary shares in connection with the offering, which means that they may sell more ordinary shares than are presented on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing ordinary shares in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in this prospectus.

    The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of ordinary shares offered by them.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase ordinary shares in the open market to reduce the underwriters' short position or to stabilize the price of the ordinary shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ordinary shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters make any representation or prediction concerning the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

STAMP TAXES

    Purchasers of the ordinary shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

FIDELITY CAPITAL MARKETS

    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

OFFERS AND SALES IN ISRAEL

    The underwriters have agreed that:

    - they will not offer or sell the ordinary shares in Israel to more than 35 potential purchasers in the aggregate;

    - they will deliver to us the names and addresses of these potential purchasers within seven days of the consummation of this offering; and

    - they will obtain representations from each of these potential purchasers who purchases ordinary shares that he is purchasing ordinary shares for investment purposes only, and not for the purposes of resale.

DIRECTED SHARE PROGRAM

    At our request, the underwriters have reserved up to 228,000 ordinary shares, or 6% of the ordinary shares offered by this prospectus, for sale under a directed share program to officers, directors, employees, business associates and persons otherwise connected to us. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

    The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Goldfarb, Levy, Eran & Co., Tel Aviv, Israel. Some legal matters concerning this offering relating to United States law will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

    Some legal matters concerning this offering relating to Israeli law will be passed upon for the underwriters by Meitar, Liquornik, Geva & Co., Ramat Gan, Israel. Some legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    Our financial statements at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 appearing in this prospectus have been audited by Luboshitz Kasierer, a member firm of Arthur Andersen, independent auditors, as stated in their report on the financial statements appearing elsewhere in this prospectus, and are included in reliance upon their report given upon the authority of this firm as experts in auditing and accounting.

                      ENFORCEABILITY OF CIVIL LIABILITIES

    Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

    We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of judgment of Israeli courts, provided that:

    - the judgment is enforceable in the state in which it was given;

    - adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

    - the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

    - the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

    - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

    We have irrevocably appointed RADVision Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering.

    If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

    You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the material may be obtained by mail from the public reference branch of the Securities and Exchange Commission at this address at rates specified by the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the registration statement is publicly available through the website maintained by the Securities and Exchange Commission on the Internet's worldwide web located at http://www.sec.gov.

    We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. You may obtain copies of the documents that we file electronically with the Securities and Exchange Commission through its website located at http://www.sec.gov.

    As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

    In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

                                 RADVISION LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................  F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................  F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1997, 1998 and 1999 .....  F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................  F-6

Notes to the Consolidated Financial Statements..............  F-7

    After the change in share capital and stock split discussed in note 17 to the financial statements is effected, we expect to be in a position to render the following audit report.

                                               LUBOSHITZ KASIERER
                                               MEMBER FIRM OF ARTHUR ANDERSEN

Tel Aviv, Israel

March 7, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of RADVision Ltd.

    We have audited the accompanying consolidated balance sheets of RADVision Ltd. (an Israeli corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1999, and the results of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

                                 RADVISION LTD.

                          CONSOLIDATED BALANCE SHEETS


                                                                                                       DECEMBER 31, 1999
                                                                               DECEMBER 31,                PRO FORMA
                                                                         -------------------------   SHAREHOLDERS' EQUITY
                                                                NOTE        1998          1999              NOTE 2
                                                              --------   -----------   -----------   ---------------------
Current assets
  Cash and cash equivalents.................................    (3)      $ 3,304,738   $ 2,604,735
  Trade receivables, net of allowance for doubtful
    accounts................................................    (4)        2,567,346     3,214,462
  Other receivables and prepaid expenses....................    (4)          886,951     1,516,576
  Inventories...............................................    (5)          872,632     2,433,422
                                                                         -----------   -----------
    Total current assets....................................               7,631,667     9,769,195
                                                                         -----------   -----------
Property and equipment, net of accumulated depreciation.....    (6)        1,444,534     3,021,015
                                                                         -----------   -----------
Deposit with insurance companies............................                 295,001       470,361
                                                                         -----------   -----------
    Total assets............................................             $ 9,371,202   $13,260,571
                                                                         ===========   ===========
Current liabilities
  Current maturities of long-term loans.....................             $    74,602   $    63,901
  Trade payables............................................                 634,083     2,557,978
  Other payables and accrued expenses.......................    (7)        2,604,836     6,333,376
                                                                         -----------   -----------
    Total current liabilities...............................               3,313,521     8,955,255
                                                                         -----------   -----------
Long-term liabilities
  Bank loans................................................    (8)          130,146        67,383
  Accrued severance pay.....................................    (9)          477,836       756,812
                                                                         -----------   -----------
                                                                             607,982       824,195
                                                                         -----------   -----------
  Total liabilities.........................................               3,921,503     9,779,450
                                                                         -----------   -----------

Commitments and contingencies                                   (10)
Shareholders' equity                                            (11)
Preferred shares of NIS 1.0 par value:
  Authorized 25,000 shares; issued and outstanding 14,015
    shares as of December 31, 1998 and 1999; issued and
    outstanding pro forma as of December 31, 1999 - none....                   3,825         3,825
Ordinary shares of NIS 0.1 par value:
  Authorized - 12,332,317 shares as of December 31, 1998 and
    1999; issued and outstanding - 10,528,056 and 10,627,859
    shares as of December 31, 1998 and 1999; authorized pro
    forma - 24,984,470 shares; issued and outstanding pro
    forma - 13,585,024 shares as of December 31, 1999.......                  16,641        16,820        $    20,645
Additional paid-in capital..................................              12,088,150    13,788,618         13,788,618
Deferred compensation.......................................                 (78,378)   (1,051,549)        (1,051,549)
Accumulated deficit.........................................              (6,580,539)   (9,276,593)        (9,276,593)
                                                                         -----------   -----------        -----------
    Total shareholders' equity..............................               5,449,699     3,481,121        $ 3,481,121
                                                                         -----------   -----------        -----------
    Total liabilities and shareholders' equity..............             $ 9,371,202   $13,260,571
                                                                         ===========   ===========


  THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 RADVISION LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                             ----------------------------------------
                                                    NOTE         1997          1998          1999
                                                  --------   ------------   -----------   -----------
Revenues........................................   (12)      $  4,899,211   $ 8,894,414   $17,549,903
Cost of revenues................................                1,210,650     1,412,147     2,853,393
                                                             ------------   -----------   -----------
Gross profit....................................                3,688,561     7,482,267    14,696,510
                                                             ------------   -----------   -----------
Operating expenses
  Research and development expenses.............                2,763,786     4,378,829     7,666,583
  Less-participation by the Chief Scientist of
    the Government of Israel....................   (10)           890,326     1,139,749     1,096,722
                                                             ------------   -----------   -----------
  Research and development expenses, net........                1,873,460     3,239,080     6,569,861
  Marketing and selling expenses, net...........   (13)         2,383,704     4,425,231     9,501,682
  General and administrative expenses...........                  493,593       669,578     1,426,154
                                                             ------------   -----------   -----------
    Total operating expenses....................                4,750,757     8,333,889    17,497,697
                                                             ------------   -----------   -----------
Operating loss..................................               (1,062,196)     (851,622)   (2,801,187)
Financing income, net...........................                    6,001        22,447       105,133
                                                             ------------   -----------   -----------
Net loss........................................             $ (1,056,195)  $  (829,175)  $(2,696,054)
                                                             ============   ===========   ===========
Basic and diluted net loss per ordinary share...             $      (0.10)  $     (0.08)  $     (0.26)
                                                             ============   ===========   ===========
Weighted average number of ordinary shares
  outstanding--basic and diluted................               10,233,711    10,491,764    10,538,395
                                                             ============   ===========   ===========
Pro forma basic and diluted net loss per
  ordinary share (unaudited)....................   (2)                                    $     (0.20)
                                                                                          ===========
Weighted average number of ordinary shares
  outstanding--pro forma basic and diluted
  (unaudited)...................................   (2)                                     13,495,560
                                                                                          ===========

  THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 RADVISION LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             PREFERRED SHARES        ORDINARY SHARES
                           --------------------   ---------------------     ADDITIONAL        DEFERRED     ACCUMULATED
                            SHARES      AMOUNT      SHARES      AMOUNT    PAID-IN CAPITAL   COMPENSATION     DEFICIT
                           ---------   --------   ----------   --------   ---------------   ------------   ------------
Balance as of
  January 1, 1997........         --    $   --    10,065,333   $15,893      $ 6,132,408     $        --    $(4,695,169)
Ordinary shares issued...         --        --       373,048       589          888,763 (1)          --             --
Deferred compensation....         --        --            --        --          159,084        (159,084)            --
Amortization of deferred
  compensation...........         --        --            --        --               --          76,591             --
Net loss.................         --        --            --        --               --              --     (1,056,195)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1997......         --        --    10,438,381    16,482        7,180,255         (82,493)    (5,751,364)
Ordinary shares issued...         --        --        89,675       159               --              --             --
Preferred shares
  issued.................  2,957,165     3,825            --        --        4,795,895 (2)          --             --
Deferred compensation....         --        --            --        --          112,000        (112,000)            --
Amortization of deferred
  compensation...........         --        --            --        --               --         116,115             --
Net loss.................         --        --            --        --               --              --       (829,175)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1998......  2,957,165     3,825    10,528,056    16,641       12,088,150         (78,378)    (6,580,539)
Ordinary shares issued...         --        --       158,250       179          249,821              --             --
Deferred compensation....         --        --            --        --        1,466,647      (1,466,647)            --
Amortization of deferred
  compensation...........         --        --            --        --          (16,000)        493,476             --
Net loss.................         --        --            --        --               --              --     (2,696,054)
                           ---------    ------    ----------   -------      -----------     -----------    -----------
Balance as of
  December 31, 1999......  2,957,165    $3,825    10,686,306   $16,820      $13,788,618     $(1,051,549)   $(9,276,593)
                           =========    ======    ==========   =======      ===========     ===========    ===========


                              TOTAL
                           -----------
Balance as of
  January 1, 1997........  $ 1,453,132
Ordinary shares issued...      889,352
Deferred compensation....           --
Amortization of deferred
  compensation...........       76,591
Net loss.................   (1,056,195)
                           -----------
Balance as of
  December 31, 1997......    1,362,880
Ordinary shares issued...          159
Preferred shares
  issued.................    4,799,720
Deferred compensation....           --
Amortization of deferred
  compensation...........      116,115
Net loss.................     (829,175)
                           -----------
Balance as of
  December 31, 1998......    5,449,699
Ordinary shares issued...      250,000
Deferred compensation....           --
Amortization of deferred
  compensation...........      477,476
Net loss.................   (2,696,054)
                           -----------
Balance as of
  December 31, 1999......  $ 3,481,121
                           ===========

------------------------------

(1) Net of issuance expenses of approximately $9,000.

(2) Net of issuance expenses of approximately $85,000.

  THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 RADVISION LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FOR THE YEAR ENDED
                                                                             DECEMBER 31,
                                                              ------------------------------------------
                                                                 1997          1998             1999
                                                              -----------   -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(1,056,195)  $  (829,175)     $(2,696,054)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
      Income and expenses not affecting operating cash
        flows:
        Depreciation........................................      204,357       360,331          718,444
        Severance pay.......................................       31,741        39,051          103,616
        Amortization of deferred compensation...............       76,591       116,115          477,476
        Other...............................................        1,511        17,159           19,308
      Changes in operating assets and liabilities:
        Increase in trade receivables.......................   (1,391,255)     (724,060)        (647,116)
        Increase in other receivables and prepaid
          expenses..........................................      (32,324)     (625,820)        (429,625)
        Decrease (increase) in inventories..................      101,043      (447,200)      (1,560,790)
        Increase in trade payables..........................       42,826       282,924        1,923,895
        Increase in other payables and accrued expenses.....    1,051,813       963,589        3,528,540
                                                              -----------   -----------      -----------
            Net cash provided by (used in) operating
              activities....................................     (969,892)     (847,086)       1,437,694
                                                              -----------   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................     (460,193)   (1,102,164)      (2,388,490)
  Proceeds from sale of property and equipment..............       32,097        19,285           74,257
                                                              -----------   -----------      -----------
            Net cash used in investing activities...........     (428,096)   (1,082,879)      (2,314,233)
                                                              -----------   -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital.................................      889,352     4,799,879          250,000
  Decrease in short-term credit.............................     (524,716)      (54,055)         (10,701)
  Long-term loans received..................................      452,080       100,000               --
  Repayment of long-term loans..............................     (333,336)      (45,734)         (62,763)
                                                              -----------   -----------      -----------
            Net cash provided by financing activities.......      483,380     4,800,090          176,536
                                                              -----------   -----------      -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     (914,608)    2,870,125         (700,003)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    1,349,221       434,613        3,304,738
                                                              -----------   -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $   434,613   $ 3,304,738      $ 2,604,735
                                                              ===========   ===========      ===========
CASH PAID DURING THE PERIOD IN RESPECT OF INTEREST..........  $    29,387   $    22,715      $    15,839
NON-CASH ACTIVITY...........................................           --            --      $   200,000
                                                              ===========   ===========      ===========

  THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                                 RADVISION LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--GENERAL

    RADVision Ltd., referred to in these consolidated financial statements as the Company, an Israeli corporation, designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol.

    The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, RADVision Inc., in the United States and RADVision B.V. in the Netherlands. The subsidiaries are primarily engaged in the sale and marketing of the Company's products and technology.

    The financial statements of the Company have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. All of the Company's sales are in U.S. dollars or are dollar-linked. Most purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional currency of the Company is the U.S. dollar.

    Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are translated into U.S. dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States. Items have been translated as follows:

    -- Monetary items--at the exchange rate in effect on balance sheet date.

    -- Non monetary items--at historical exchange rates.

    -- Revenue and expense items--at the exchange rates in effect as of date of recognition of those items, excluding depreciation and other items deriving from non-monetary items.

    All exchange gains and losses from the translation mentioned above, which are immaterial for all periods presented, are reflected in the statement of operations. The representative rate of exchange at December 31, 1999 was U.S.$1.00 = NIS 4.153; and at December 31, 1998 and 1997 was U.S.$1.00 =
NIS 4.16 and NIS 3.536.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

    The financial statements are prepared according to generally accepted accounting principles in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

    A. PRINCIPLES OF CONSOLIDATION

    The financial statements include the accounts of the Company and its wholly-owned subsidiaries in the United States and Netherlands. Material intercompany balances and transactions have been eliminated.

    B. CASH AND CASH EQUIVALENTS

    All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

                                 RADVISION LTD.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

    Allowance for doubtful accounts is computed for specific debts the collectibility of which is doubtful based upon the Company's experience.

    D. INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined on the moving average basis.

    E. PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets, ranging from 3 to 15 years.

    F. REVENUE RECOGNITION

    Revenues from sales of products and technology are recognized in accordance with Statement of Position (SOP) 97-2, as amended by SOP 98-4, upon delivery, when collection is probable, the vendor's fee is fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to the elements of the arrangement and persuasive evidence of an arrangement exists. Provided that all other elements of SOP 97-2 are met, revenues are recognized upon delivery, whether the customer is a distributor or the final end user. Revenues for maintenance and support services are deferred and recognized ratably over the service period.

    In accordance with SOP 97-2, revenues for multi-element arrangements, that is, sales of products or technology in conjunction with post-contract customer support services, are segregated. Revenues allocated to the delivered elements are recognized upon delivery, provided that the other elements of SOP 97-2 are satisified. Revenues allocated to the undelivered elements (post-contract customer support services) are deferred and recognized ratably over the service period. The portion of the fee for multi-element arrangements allocated to the undelivered elements (post-contract customer support services) is based on vendor-specific object evidence determined, in the case of post-contract customer support services, based on the annual renewal rate for such services actually charged to customers for years subsequent to the first year following sale. The remaining portion of the fee is allocated to the delivered elements based on the residual value method.

    G. RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

                                 RADVISION LTD.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    H. INCOME TAXES

    The Company accounts for income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

    I. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

    J. PROVISION FOR WARRANTY COSTS

    The Company warrants its products for a twelve-month period. Provisions for warranty costs are based on the Company's past experience.

    K. BASIC AND DILUTED NET LOSS PER SHARE

    Basic and diluted net loss per share are presented according to SFAS No. 128, "Earnings per share", for all periods presented.

    Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. Basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed using the weighted average number of ordinary shares outstanding during the period and also give effect to the automatic conversion of the preferred shares into ordinary shares upon the closing of an initial public offering, using the as-if converted method from original date of issuance.

    All preferred shares and outstanding share options have been excluded from the calculation of diluted net loss per share because all these securities are antidilutive for all periods presented. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 649,880, 1,430,580 and 2,667,251 for the years ended December 31, 1997, 1998 and 1999.

    L. PRO FORMA SHAREHOLDERS' EQUITY

    Upon the closing of an initial public offering, all of the preferred shares outstanding will automatically be converted into an identical number of ordinary shares. Pro forma shareholders' equity at December 31, 1999, as adjusted for the assumed conversion of the preferred shares outstanding at December 31, 1999, is disclosed in the balance sheet. Pro forma share and per share data is adjusted to reflect the conversion and the share split and share dividend effected after December 31, 1999. See note 17.

    M. SHARE-BASED COMPENSATION

    The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the accounting rules in Accounting Principles Board Opinion No. 25, "Accounting

                                 RADVISION LTD.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for Stock Issued to Employees." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied. See note 11(B).

    N. USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    O. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS No. 133 will not have a material effect on its financial statements.

NOTE 3--CASH AND CASH EQUIVALENTS

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Cash in banks, primarily in U.S. dollars.............  $  955,053   $1,828,335
Bank deposits in U.S. dollars, bearing annual
  interest rate of 4.3%..............................   1,350,000      615,875
Bank deposits in NIS, bearing annual interest rate of
  10.3%..............................................     999,685      160,525
                                                       ----------   ----------
                                                       $3,304,738   $2,604,735
                                                       ==========   ==========

    The interest rates are as of December 31, 1999.

NOTE 4--TRADE RECEIVABLES, NET

    A. Trade receivables are presented net of allowance for doubtful accounts in the amount of $72,539 and $224,705 as of December 31, 1998 and 1999. The Company generally provides customers with a thirty day post-sale acceptance period, during which customers can return products for a full refund. Historically, returns during this period have been negligible.

    B. Other receivables and prepaid expenses include grants receivable from the Government of Israel in the amount of $442,681 and $864,444 as of December 31, 1998 and 1999.

                                 RADVISION LTD.

NOTE 5--INVENTORIES

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1998        1999
                                                        --------   ----------
Materials and components..............................  $393,206   $1,037,633
Work in process.......................................   136,772      634,969
Finished products.....................................   342,654      760,820
                                                        --------   ----------
                                                        $872,632   $2,433,422
                                                        ========   ==========

NOTE 6--PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
COST
  Research and development equipment........................  $  751,565   $1,370,345
  Motor vehicles............................................     513,200    1,039,715
  Manufacturing equipment...................................     114,366      236,208
  Office furniture and equipment and leasehold
    improvements............................................     811,833    1,753,264
                                                              ----------   ----------
                                                               2,190,964    4,399,532
                                                              ----------   ----------
ACCUMULATED DEPRECIATION
  Research and development equipment........................     378,017      669,773
  Motor vehicles............................................     105,704      148,674
  Manufacturing equipment...................................      62,396      109,383
  Office furniture and equipment and leasehold
    improvements............................................     200,313      450,687
                                                              ----------   ----------
                                                                 746,430    1,378,517
                                                              ----------   ----------
NET BOOK VALUE..............................................  $1,444,534   $3,021,015
                                                              ==========   ==========

    For the years ended December 31, 1997, 1998 and 1999, depreciation expense was $204,357, $360,331 and $718,444.

    The Company's property and equipment are primarily located in Israel.

                                 RADVISION LTD.

NOTE 7--OTHERS PAYABLES AND ACCRUED EXPENSES

                                                                           DECEMBER 31,
                                                                      -----------------------
                                                                         1998         1999
                                                                      ----------   ----------
        Deferred income.............................................  $1,521,763   $2,930,587
        Employees and employee institutions(1)......................     705,973    1,493,704
        Accrued royalties...........................................     289,000      476,000
        Tax withholding payable.....................................          --      403,000
        Offering expenses payable...................................          --      200,000
        Accrued expenses............................................      88,100      830,085
                                                                      ----------   ----------
                                                                      $2,604,836   $6,333,376
                                                                      ==========   ==========

------------------------

(1) Employees and employee institutions include salaries, bonuses and employee institutions payable. The employee institutions include amounts deducted from employees payroll for December 1998 and 1999, respectively, for educational funds and insurance policies funds. For the years ended December 31, 1997, 1998 and 1999, educational funds expenses were $72,205, $122,239 and $232,996 and insurance policies funds expenses were $136,060, $208,195 and $409,598.

NOTE 8--LONG-TERM BANK LOANS

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Loans linked to the U.S. dollar.........................  $204,748   $131,284
Less--current maturities................................    74,602     63,901
                                                          --------   --------
                                                          $130,146   $ 67,383
                                                          ========   ========

    The loans bear interest at an annual rate of the London interbank offered rate plus 1%, which was 5.5% at December 31, 1999, and mature in equal quarterly installments through 2002.

NOTE 9--ACCRUED SEVERANCE PAY

    Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in other circumstances. The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of the employee's employment, is reflected in the Company's balance sheet on the accrual basis, and is partially funded by purchase of insurance policies in the name of the Company. The severance pay expense for the years ended December 31, 1997, 1998 and 1999 amounted to $113,579, $134,248 and $365,076.

NOTE 10--COMMITMENTS AND CONTINGENCIES

    A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $4.5 million. In return for the Government of Israel's participation, the Company is committed to pay royalties at a rate of 3% - 5% of sales of the developed product, up to 100% - 150% of the amount of grants

                                 RADVISION LTD.

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED) received, or for grants received under programs approved after January 1, 1999, 100% plus interest at the London interbank offered rate. The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately
       $3.7 million as of December 31, 1999. In the event that the development program does not result in the sale of products, the Company is not obligated to repay any grants. However, if the Company fails to comply with any of the conditions imposed by the Chief Scientist, it could be required to refund any payments previously received, together with interest and penalties.

    B. In connection with its marketing activities, the Company received and accrued participation payments from the Government of Israel--Fund for the Encouragement of Marketing Activities, in the total amount of approximately $686,000. In return for the participation payments, the Company is committed to pay royalties at a rate of 3% of the Company's total increase in export sales, from the end of the second year of implementation of the marketing plan until the date at which the participation has been fully repaid. The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $199,000 as of December 31, 1999.

    C. In connection with its research and development, the Company received and accrued participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (BIRDF), in the total amount of approximately $188,000. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $276,000 as of December 31, 1999.

    D. The Company and its U.S. subsidiary operate from leased premises in Tel Aviv, Israel and in Mahwah, New Jersey and Sunnyvale, California. Lease agreements expire in December 1999 through May 2002 (some with renewal options). Annual minimum future rental payments due under the above agreements, at the exchange rate in effect on December 31, 1999, are approximately as follows:

2000..............................................  $510,877
2001..............................................   129,910
2002..............................................    74,514
                                                    --------
                                                    $715,301
                                                    ========

    E. The Company is committed to pay royalties to third parties for the integration of these third parties' technologies into the Company's products. Royalties are payable based on the sales volume of these products, for as long as the Company uses these technologies, without limit on the amount of royalties payable. The rates of these royalties are based on a fixed amount per product sold by the Company in the range of $1.00 to $5.00 per unit sold. The agreements

                                 RADVISION LTD.

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED)


       pursuant to which the royalties are payable have no expiration date. Annual minimum future royalty payments are approximately as follows:

2000..............................................  $ 30,000
2001..............................................    25,000
2002..............................................    25,000
2003..............................................    25,000
                                                    --------
                                                    $105,000
                                                    ========

    F. In 1998, a third party sent correspondence to the Company's affiliate alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company's affiliate requested that the third party specifically substantiate each allegation of infringement before the Company's affiliate would be prepared to enter into any licensing arrangements. The Company does not believe that these allegations will have a material adverse effect upon its business, financial condition or liquidity. The Company's affiliate has recently received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company's affiliate does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company's affiliate has advised the Company that the alleged infringement claims are unresolved.

NOTE 11--SHAREHOLDERS' EQUITY

    A. The Company's preferred shares confer the same right as the Company's ordinary shares except that the preferred shares have preference over the ordinary shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company. Each share of preferred shares is convertible into ordinary shares at a conversion rate of 1-to-1 at any time, at the holder's option, and automatically upon an initial public offering of the Company.

    B. The Company adopted a key employee share incentive plan which provides for the grant by the Company of option awards to purchase up to an aggregate of 3,163,523 ordinary shares to officers, employees, directors and consultants of the Company, its subsidiaries and affiliates. The options vest ratably over vesting periods ranging from three to five years. The options expire 62 months from the date of issuance. The exercise price of options under the plan is at varying prices ranging from $0.95 to $1.74.

                                 RADVISION LTD.

NOTE 11--SHAREHOLDERS' EQUITY (CONTINUED)


       Transactions related to the share incentive plan during the years ended December 31, 1997, 1998 and 1999 and the weighted average exercise prices per share and weighted average fair value of the options at the date of grant are summarized as follows:

                                                                             WEIGHTED
                                                             WEIGHTED      AVERAGE FAIR
                                                             AVERAGE         VALUE OF
                                            OUTSTANDING   EXERCISE PRICE     OPTIONS
                                              OPTIONS       PER SHARE        GRANTED
                                            -----------   --------------   ------------
Outstanding as of January 1, 1997.........     132,930         $1.33
Options granted...........................     516,950          1.43          $0.57
                                             ---------         -----

Outstanding as of December 31, 1997.......     649,880          1.41
Options granted...........................     791,250          1.18          $0.29
Options forfeited.........................     (10,550)         1.64
                                             ---------         -----

Outstanding as of December 31, 1998.......   1,430,580          1.28
Options granted...........................   1,421,296          1.18          $1.14
Options forfeited.........................    (184,625)         1.18
                                             ---------         -----
Outstanding as of December 31, 1999.......   2,667,251         $1.23
                                             =========         =====

       The following table summarizes information about options outstanding and exercisable at December 31, 1999:

                                OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                       --------------------------------------   -------------------------
                          NUMBER       WEIGHTED-                   NUMBER
                       OUTSTANDING      AVERAGE     WEIGHTED-   OUTSTANDING    WEIGHTED-
                            AT         REMAINING     AVERAGE         AT         AVERAGE
                       DECEMBER 31,   CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICE             1999          LIFE        PRICES         1999         PRICES
--------------         ------------   -----------   ---------   ------------   ----------
$0.95 - $0.98........     860,458        4.38         $0.95        34,182        $0.96
1.18.................   1,023,350(1)     3.43          1.18       349,838         1.18
1.58 - 1.64..........     688,493        4.01          1.59       114,573         1.63
1.74.................      94,950        2.42          1.74        44,310         1.74
                        ---------                                 -------
                        2,667,251                                 542,903
                        =========                                 =======

------------------------

(1) Includes 63,300 options that were granted in 1998 to two consultants that meet the definition of a common law employee for U.S. GAAP purposes because the Company has the right to direct and control the work of each consultant, that is, both the final results and the details of when, where and how the work is to be done. If deferred compensation for the options granted to these consultants had been accounted for under SFAS No. 123, deferred compensation would have been increased by approximately $10,000.

                                 RADVISION LTD.

NOTE 11--SHAREHOLDERS' EQUITY (CONTINUED)
       The amounts of deferred compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $112,000 and $1,466,647 for options granted in the years ended December 31, 1998 and 1999 are included in shareholders' equity and was amortized over the vesting periods of the options according to APB 25. Under APB 25, the deferred compensation expense for the years ended December 31, 1997, 1998 and 1999, amounted to $76,591, $116,115 and $477,476.

       If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been increased to the following pro forma amounts:

                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
                                             1997         1998          1999
                                          -----------   ---------   ------------
Net loss:
  As reported...........................  $(1,056,195)  $(829,175)  $ (2,696,054)
  Pro forma.............................   (1,148,999)   (956,396)    (2,733,876)
Net loss per share:
  As reported...........................  $     (0.10)  $   (0.08)  $      (0.26)
  Pro forma.............................        (0.11)      (0.09)         (0.26)

       Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999:

       - expected life of the options of 2.57, 2.72 and 2.84;

       - no dividend yield;

       - expected volatility of 0%; and

       - risk-free interest rate of 5%.

    C. Authorized share capital includes 12,760 deferred shares of par value NIS 0.1 each. The deferred shares confer no rights or privileges on their holders except for the right to receive upon dissolution or liquidation the par value of the deferred shares.

    D. In 1998, the Company issued 121,114 ordinary shares at NIS 0.1 per share as an anti-dilution adjustment to existing shareholders that purchased shares in a 1997 private placement. Pursuant to a resolution adopted by the board of directors of the Company in connection with the 1997 private placement, the shareholders who participated in the private placement were granted anti-dilution rights. These anti-dilution rights were triggered in 1998 when the Company issued preferred shares at a lower price per share than the price per share at which the shares sold in the 1997 private placement were offered.

    E. Amounts due for shares issued, but not yet fully paid, as of December 31, 1999 was approximately $300,000.


    F. In December 1999, the Company issued 158,250 ordinary shares to Intel for $250,000, or $1.58 per share, which is $17.42 less than the assumed initial public offering price of $19.00 per

                                 RADVISION LTD.

NOTE 11--SHAREHOLDERS' EQUITY (CONTINUED) share. The shares were issued under an agreement entered into with Intel in 1996 under which Intel agreed to invest $1.0 million in the Company through the purchase of ordinary shares in three installments of $500,000, $250,000 and $250,000 upon the Company's achieving specified milestones or, in the case of the third installment, at Intel's option before the Company's initial public offering of its ordinary shares.

    G. Subsequent Events--see notes 17(C) and 17(D).

NOTE 12--REVENUES

    The Company's sales by geographic area are as follows:

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                          -------------------------------------
                                                             1997         1998         1999
                                                          ----------   ----------   -----------
United States...........................................  $3,012,256   $4,569,477   $ 9,062,187
Europe..................................................     632,278    2,248,880     4,045,882
Far East................................................     331,649      942,460     2,662,865
Israel..................................................     616,804      857,552     1,310,208
Other...................................................     306,224      276,045       468,761
                                                          ----------   ----------   -----------
                                                          $4,899,211   $8,894,414   $17,549,903
                                                          ==========   ==========   ===========

    The Company manages its business on the basis of one reportable segment.

NOTE 13--MARKETING AND SELLING EXPENSES, NET

                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   ----------
Marketing and selling expenses...........................  $2,465,071   $4,603,336   $9,699,745
Participation by the Government of Israel................      81,367      178,105      198,063
                                                           ----------   ----------   ----------
Marketing and selling expenses, net......................  $2,383,704   $4,425,231   $9,501,682
                                                           ==========   ==========   ==========
Marketing and selling expenses include: Royalties to the
  Government of Israel...................................  $  175,236   $  366,736   $  896,249
                                                           ==========   ==========   ==========

NOTE 14--CONCENTRATION OF CREDIT RISK

    For the periods ended December 31, 1998 and 1999, no single customer accounted for more than 10% of the Company's sales and no customer represented more than 10% of trade receivables. The Company does not generally require collateral to support credit sales. Allowances are maintained for potential credit losses.

                                 RADVISION LTD.

NOTE 15--RELATED PARTY BALANCES AND TRANSACTIONS

    A. BALANCES WITH RELATED PARTIES

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Receivables.............................................  $ 72,476   $124,264
Trade payables..........................................    88,946    305,325

    B. TRANSACTIONS WITH RELATED PARTIES

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,
                                               ---------------------------------
                                                 1997       1998          1999
                                               --------   --------      --------
Revenues(1)..................................  $285,813   $ 47,429      $166,812
Cost of revenues(3)(4).......................   124,177    252,655       384,951
Research and development
  expenses(2)(3).............................    12,823      3,017       362,573
Marketing, selling, general and
  administrative expenses(2)(3)..............   405,650    201,238       343,873
Purchase of property and
  equipment(5)...............................    37,695     64,225       283,752

------------------------

       (1) Includes revenues from agreements to license the Company's technology to RADCOM Ltd. and RAD Data Communications Ltd., affiliated companies. The agreements are based on the Company's standard form and include a licensing fee, maintenance and support services for one year and minimum royalty payments on sales of products which incorporate the technology.

       (2) Includes legal, human resources and administrative services provided to the Company by affiliated companies which the Company reimburses for the costs incurred in providing these services.

       (3) Includes rental fees based on lease agreements with RIT Technologies Ltd., RAD Data Communications Ltd., and several other affiliated companies. Under these lease agreements, the Company leases office space of approximately 21,830 and 9,000 square feet, in Israel and in New Jersey, respectively. The expiration dates of these lease agreements range from August 2000 to May 2002.

       (4) Includes the purchase of components from RAD Data Communications Ltd., an affiliated company, which the Company integrates into its products.

       (5) Includes property and equipment that were purchased mainly from BYNET Data Communications Ltd., an affiliated company.

NOTE 16--TAXES ON INCOME

    A. The Company's investment program totaling $122,000 has been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. In addition, the Company was granted Approved Enterprise status for an expansion of a previous program totaling $210,000. The Company is entitled to a benefit period of seven years on income derived from these programs, as follows: a full income tax exemption for the first two years

                                 RADVISION LTD.

NOTE 16--TAXES ON INCOME (CONTINUED)
       and a reduced income tax rate of 25% (instead of the regular rate of 36%) for the remaining five year period. If foreign shareholdings in the Company exceed 25%, the period for which the Company is entitled to a reduced income tax is extended to eight years.

       If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

       Should the Company derive income from sources other than the approved enterprise programs during the relevant period of benefits, this income will be taxable at the regular corporate tax rate, which is 36%.

       The benefits from the Company's approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959, and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it has complied with these conditions.

    B. The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

    C. The Company is an Industrial Company under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

    D. Through December 31, 1994, the Company's losses for tax purposes were assigned to a shareholder, and are not available to the Company.

    E. As of December 31, 1999, the Company's net operating loss carryforwards for tax purposes amounted to approximately $2.3 million. These net operating losses may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Therefore, the income tax rate of the Company during the tax-exempt period will be zero, and there will be no tax benefit available from these losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

    F. The U.S. subsidiary's carryforward tax losses through December 31, 1999 amounted to approximately $2.2 million. These losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 - 2014.

                                 RADVISION LTD.

NOTE 16--TAXES ON INCOME (CONTINUED)
    Details of deferred tax assets are as follows:

                                                    DECEMBER 31,
                                                ---------------------
                                                  1998        1999
                                                ---------   ---------
Net operating loss carryforwards..............  $ 560,000   $ 770,000
Less--valuation allowance.....................   (560,000)   (770,000)
                                                =========   =========
                                                $      --   $      --
                                                =========   =========

    G. The Company has been assessed for tax purposes through the year 1995.

    H. A reconciliation between the theoretical tax benefit, assuming all income is taxed at the statutory rate applicable to the income of the Company, and the actual tax expense as reported in the statements of operations is as follows:

                                               FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                1997        1998        1999
                                              ---------   ---------   ---------
Theoretical tax benefit computed at the
  statutory rate (36%)......................  $(380,230)  $(298,503)  $(863,264)
Loss and other items for which deferred
  taxes were not provided...................    369,000     277,000     819,000
Non-deductible expenses.....................     11,230      21,503      44,264
                                              ---------   ---------   ---------
Income tax benefit..........................  $      --   $      --   $      --
                                              =========   =========   =========

NOTE 17--SUBSEQUENT EVENTS

    A. After December 31, 1999, the Company:


       - increased its authorized share capital to 25,000,000 shares;


       - effected a 10-for-1 share split with respect to its ordinary shares and deferred shares;


       - converted 2,770 ordinary shares into deferred shares;



       - issued 20.1 shares for each outstanding ordinary share as a share dividend; and



       - issued 52,750 ordinary shares upon exercise of outstanding options.



       After the conversion of preferred shares into ordinary shares (see note 2(L)), the increase in share capital, the share dividend and the share split, the Company's authorized share capital consists of 24,984,470 ordinary and 15,530 deferred shares of NIS 0.1 par value each, of which 13,637,774 ordinary shares and 15,530 deferred shares are issued and outstanding. All references to per share amounts and the number of shares in these financial statements have been restated to reflect the above increase in share capital, share split and share dividend.


    B. The Board of Directors has authorized the Company to file a registration statement with the United States Securities and Exchange Commission for an initial public offering of its ordinary shares. Upon the closing of the initial public offering, all outstanding preferred shares will be converted into an identical number of ordinary shares.

                                 RADVISION LTD.

NOTE 17--SUBSEQUENT EVENTS (CONTINUED)

    C. Concurrently with the initial public offering, the Company has agreed to issue 590,822 ordinary shares at the initial public offering price in a private placement to Siemens Aktiengesellschaft, Samsung
       Electro-Mechanics Co. Ltd. and Samsung Venture Investment Corporation for aggregate consideration of approximately $10.0 million.


    D. Subsequent to December 31, 1999, the Company granted 480,159 options to its employees. The options vest ratably over vesting periods ranging from four to five years with exercise prices ranging from $10.20 to $12.00. The Company expects to recognize deferred compensation expenses related to these grants in the aggregate amount of $218,000, which will be amortized to operating expenses over the vesting periods.

                                3,800,000 SHARES

                                     [LOGO]

                                Ordinary Shares

                                ----------------

                                   PROSPECTUS
                                          , 2000

                            ------------------------

                                LEHMAN BROTHERS

                              SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                            FIDELITY CAPITAL MARKETS
             a division of National Financial Services Corporation

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses, other than underwriting commissions, expected to be incurred by RADVision in connection with the issuance and distribution of the securities being registered under this Registration Statement will be paid by RADVision and are estimated to be as follows:


Securities and Exchange Commission Registration Fee.........  $   23,074
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................       9,240
Nasdaq National Market Filing Fee...........................      90,000
Israeli Taxes...............................................     786,000
Printing and Engraving......................................     150,000
Legal Fees and Expenses.....................................     400,000
Accounting Fees and Expenses................................     120,000
Indemnification Policy for Directors and Officers...........     400,000
Miscellaneous...............................................      21,686
                                                              ----------
      Total.................................................  $2,000,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

    OFFICE HOLDER INSURANCE

    Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

    - a breach of his duty of care to us or to another person;

    - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

    - a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

    INDEMNIFICATION OF OFFICE HOLDERS

    Our articles of association provide that we may indemnify an office holder against:

    - a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

    - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

    Our articles of association also include the following:

    - We are authorized to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors deems to be anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances.

    - We are authorized to indemnify retroactively an office holder.

    LIMITATIONS ON INSURANCE AND INDEMNIFICATION

    The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

    - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

    - a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

    - any act or omission done with the intent to derive an illegal personal benefit; or

    - any fine levied against the office holder.

    In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

    We have agreed to indemnify our office holders to the fullest extent permitted under the Companies Law. Before this offering, we intend to obtain directors and officers liability insurance for the benefit of our office holders.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Described below are unregistered securities sold by RADVision during the three years preceding the filing of this Registration Statement. The share figures below reflect the share split and share dividend to be effected prior to the offering.

    In September 1996, RADVision agreed to issue and sell an aggregate of 1,030,946 ordinary shares in a private placement at an aggregate purchase price of approximately $1.6 million. Out of the aggregate 1,030,946 shares, the Company issued an aggregate of 714,235 shares in September 1996 to Clal Venture Capital Fund LP, ECI Telecom Ltd., Intel Corporation, Madge Network
(Israel) Ltd. and The Trust Company of Maritime Bank of Israel. Pursuant to an agreement with Intel Corporation, the Company issued an additional 158,461 shares in November 1997 and an additional 158,250 shares in December 1999 in exchange for an additional aggregate investment in the Company of $500,000.

    From May through July 1997, RADVision issued and sold an aggregate of 269,447 ordinary shares in a private placement to Zohar Zisapel, Michael and Klil Holdings (93) Ltd., Lomsha Ltd., Madge Network (Israel) Ltd., Zohar Gilon, Avraham Neuman, Yair Tauman, W.S.P. Capital Investments Ltd., RAD Data Communications Ltd., The Trust Company of Maritime Bank of Israel, ECI Telecom, Intel Corporation and Clal Venture Capital Fund LP, at an aggregate purchase price of approximately $650,000.

    In May 1998, RADVision issued and sold an aggregate of 2,957,165 preferred shares in a private placement to the Evergreen Group, Dovrat Shrem Founders Group, Canada Israel Opportunity Fund L.P., The Canada Israel Opportunity Fund II, Dovrat Shrem & Co. Ltd., Rubin Gruber, C.E.

Unterberg, Towbin LLC, C.E. Unterberg, Towbin Private Equity Partners LP, C.E. Unterberg, Towbin Private Equity Partners CV, C.E. Unterberg, Towbin Profit Sharing Plan FBO Alex Bernstein, Steimatzsky Ltd., Zohar Zisapel, Michael and Klil Holdings (93) Ltd., Lomsha Ltd., Zohar Gilon, Avraham Neuman, Yair Tauman, W.S.P. Capital Investments Ltd. RAD Data Communications Ltd., The Trust Company of Maritime Bank of Israel and Houston Venture Partners, Ltd., at an aggregate purchase price of $5 million. The Evergreen Group consists of Evergreen Canada Israel Management Ltd., IJT Technologies Ltd., Periscope I Fund, L.P., Periscope I Fund Israeli Partnership. We also issued 121,114 ordinary shares at par value to Zohar Zisapel, Michael and Klil Holdings (93) Ltd., Lomsha Ltd, Zohar Gilon, Avraham Neuman, Yair Tauman, W.S.P. Capital Investments Ltd. RAD Data Communications Ltd., The Trust Company of Maritime Bank of Israel, Madge Network (Israel) Ltd., ECI Telecom, Intel Corporation and Clal Venture Capital Fund LP as an anti-dilution adjustment to the shares they purchased in the May 1997 private placement.

    Each of the securities referred to above was sold (i) pursuant to exemptions from registration under Section 4(2) of the Securities Act and/or (ii) to persons who were neither nationals nor residents of the United States and no facilities or instrumentalities of United States interstate commerce were used in connection with any offer or sale thereof. No underwriter or underwriting discount or commission was involved in any of such sales. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS


       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
         1              Form of Underwriting Agreement*
         3.1            Memorandum of Association of Registrant (English translation accompanied by Hebrew original)*
         3.2            Articles of Association of Registrant*
         4.1            Form of Ordinary Share Certificate
         4.2            Agreement, dated as of April 14, 1995, by and among
                        Registrant, RAD Data Communications Ltd. and Yehuda Zisapel
                        and Zohar Zisapel*
         4.3            Agreement, dated as of April 18, 1995, by and among
                        Registrant, Clal Venture Capital Fund LP and Yehuda Zisapel
                        and Zohar Zisapel*
         4.4            Agreement, dated as of April 18, 1995, by and among
                        Registrant, Lannet Data Communications Ltd. and Yehuda
                        Zisapel and Zohar Zisapel*
         4.5            Agreement, dated as of April 19, 1995, by and among
                        Registrant, ECI Telecom Ltd. and Yehuda Zisapel and Zohar
                        Zisapel*
         4.6            Agreement, dated as of April 24, 1995, by and among
                        Registrant, Zohar Gilon, Avraham Neuman, Yair Tauman and
                        W.S.P. Capital Investments Ltd., and Yehuda Zisapel and
                        Zohar Zisapel*
         4.7            Agreement, dated as of April 26, 1995, by and among
                        Registrant, Lerosh Investments Ltd., Gevahim Investments
                        House Limited Ltd., Yoav Chelouche, Permal Emerging Growth V
                        Ltd., Maritime--Julex Investment Ltd., Shraga Blazer and Eli
                        Luz and Yehuda Zisapel and Zohar Zisapel*
         4.8            Agreement, dated as of April 27, 1995, by and among
                        Registrant, Finovelec, Factory Systemes, Houston Venture
                        Partners, Ltd. and Yehuda Zisapel and Zohar Zisapel*

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
         4.9            Agreement, dated September 12, 1996, by and among Registrant and Intel Corporation, as amended*
         4.10           Agreement, dated May 12, 1998, by and among Registrant,
                        Evergreen Canada Israel Management Ltd., IJT Technologies
                        Ltd., Periscope I Fund, L.P., Periscope I Fund Israeli
                        Partnership, Dovrat Shrem Trust Company Ltd., Rubin Gruber,
                        C.E. Unterberg, Towbin LLC, C.E. Unterberg, Towbin Private
                        Equity Partners LP, C.E. Unterberg, Towbin Private Equity
                        Partners CV, C.E. Unterberg, Towbin Profit Sharing Plan FBO
                        Alex Bernstein and Steimatzsky Ltd.*
         4.11           Share Purchase Agreement, dated February 22, 2000, among
                        Registrant, Siemens Aktiengesellschaft and the persons
                        listed on Exhibit I thereto.*
         4.12           Share Purchase Agreement, dated February 22, 2000, among
                        Registrant, Samsung Electro-Mechanics Co. Ltd., Samsung
                        Venture Investment Corp. and the persons listed on
                        Exhibit I thereto.*
         4.13           Amendment Number 1 to Share Purchase Agreement, dated
                        February 22, 2000, among Registrant, Samsung
                        Electro-Mechanics Co. Ltd., Samsung Venture Investment Corp.
                        and the persons listed on Exhibit I thereto.
         5              Opinion of Goldfarb, Levy, Eran & Co.
        10.1            Key Employee Share Incentive Plan, as amended*
        10.2            Consultants Option Plan, as amended*
        10.3            License Agreement, dated January 13, 1999, between
                        Registrant and RADCOM Ltd.
        10.4            Sub-Lease Agreement, dated August 26, 1999, between
                        Registrant and RIT Technologies Ltd.
        10.5            Lease Agreement, dated May 12, 1997, between RADVision Inc.
                        and RAD Data Communications Inc., as amended.
        10.6            Warehouse Lease Agreement, dated May 2, 1999, between
                        Registrant, Zisapel Properties (1992) Ltd. and Klil &
                        Michael Properties (1992) Ltd., as amended.
        10.7            Sub-Lease Agreement, dated March 1999, between Registrant
                        and RAD Data Communications Ltd.
        10.8            Lease Agreement, dated December 31, 1997, between
                        Registrant, Zisapel Properties (1992) and Klil & Michael
                        Properties (1992) Ltd., as amended.
        10.9            Software License Agreement, dated February 23, 2000, between
                        Registrant and Siemens Aktiengesellschaft.
        21              Subsidiaries of the Registrant*
        23.1            Consent of Luboshitz Kasierer*
        23.2            Consent of Goldfarb, Levy Eran & Co. (included in Exhibit 5 hereto)
        23.3            Consent of Weil, Gotshal & Manges LLP
        24              Power of Attorney (included in the signature pages to the
                        Registration Statement)*
        99              Consent of Nominee Director*


    (b) FINANCIAL STATEMENT SCHEDULES


    Schedule II--Valuation and Quantifying Accounts


------------------------


*     Previously filed.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel, on the 10th day of March, 2000.


                                                       RADVISION LTD.

                                                       By:  /s/ YEHUDA ZISAPEL
                                                            -----------------------------------------
                                                            Name: Yehuda Zisapel
                                                            Title: Chairman of the Board of Directors

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURE                                                          TITLE                    DATE
---------                                                          -----                    ----
/s/ YEHUDA ZISAPEL                                     Chairman of the Board of        March 10, 2000
-------------------------------------------              Directors
Yehuda Zisapel

                     *                                 Chief Executive Officer         March 10, 2000
-------------------------------------------              (principal executive
Ami Amir                                                 officer)

                     *                                 Chief Financial Officer         March 10, 2000
-------------------------------------------              (principal financial and
David Seligman                                           accounting officer)

                     *                                 Director                        March 10, 2000
-------------------------------------------
Zohar Zisapel

                     *                                 Director                        March 10, 2000
-------------------------------------------
Adi Gan

                     *                                 Director                        March 10, 2000
-------------------------------------------
Dan Goldstein

                     *                                 Director                        March 10, 2000
-------------------------------------------
Hillel E. Milo

SIGNATURE                                                          TITLE                    DATE
---------                                                          -----                    ----
                     *                                 Director                        March 10, 2000
-------------------------------------------
Efraim Wachtel



Authorized Representative
  in the United States:

RADVision Inc.

By:   *
      --------------------------------------
      Name: Eugene Wolf                                                                      March 10, 2000
      Title: President

*By:  /s/ YAEL LANGER
      --------------------------------------
      Yael Langer                                                                            March 10, 2000
      (Attorney in fact)

                                  SCHEDULE II
                       VALUATION AND QUANTIFYING ACCOUNTS

                                                                        ADDITIONS
                                                           -----------------------------------
                                       BALANCE AT THE      CHARGED TO BAD       CHARGED TO       BALANCE AT THE
                                     BEGINNING OF PERIOD   DEBT EXPENSES    COST OF GOODS SOLD   END OF PERIOD
                                     -------------------   --------------   ------------------   --------------
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful accounts....             --
Allowance for warranty reserve.....        $ 5,000                               $ 12,656           $ 17,656

YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful accounts....             --            $ 72,539                              $ 72,539
Allowance for warranty reserve.....        $17,656                               $  3,854           $ 13,802

YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts....        $72,539            $152,166                              $224,705
Allowance for warranty reserve.....        $13,802                               $     23           $ 13,825
Allowance for inventory reserve....             --                               $100,000           $100,000